As filed with the Securities and Exchange Commission on June 7, 2005.

Registration No. 333-125070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CenterState Banks of Florida, Inc.

(Exact name of registrant as specified in its charter)

Florida	59-3606741
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1101 First Street South, Suite 202, Winter Haven, Florida 33880 (863) 291-3900

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Ernest S. Pinner

Chairman, President and Chief Executive Officer

CenterState Banks of Florida, Inc.

1101 First Street South, Suite 202, Winter Haven, Florida 33880

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copy to:

John P. Greeley, Esquire Smith Mackinnon, PA 255 South Orange Avenue Suite 800 Orlando, Florida 32801 (407) 843-7300 Facsimile (407) 843-2448	Randolph A. Moore III Alston & Bird LLP One Atlantic Center 1201 W. Peachtree St. Atlanta, GA 30309 (404) 881-7000 Facsimile: (404) 881-7777

Approximate date of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy the securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 6, 2005

PRELIMINARY PROSPECTUS

1,000,000 Shares

Common Stock

We are offering 1,000,000 shares of our common stock, par value $0.01 per share. The public offering price is $             per share.

Our common stock is currently quoted and traded on The Nasdaq National Market under the symbol “CSFL.” The last reported sale price of our common stock on The Nasdaq National Market on June 6, 2005 was $35.99 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposit accounts or other obligations of our banking subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund, Savings Association Insurance Fund, or any other government agency.

We have granted the underwriters an option to purchase up to 150,000 additional shares of common stock to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days after the offering.

The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Keefe, Bruyette & Woods	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2005

Ocala
17
Daytona Beach
De Land
92
41
27
95
Inverness
Eustis
Deltona
415
Leesburg
Sanford
46
98
Bushnell
Casselberry
Spring Hill
Brooksville
Pine Hills
Orlando
Merritt Island
589
52
417
54
301
Kissimmee
Melbourne
Palm Harbor
4
Lakeland
Winter Haven
192
Clearwater
Plant City
Palm Bay
Pinellas Park
Tampa
Bartow
27
60
St
Petersburg
41
441
1
Wauchula
Avon Park
Sebring
Bradenton
75
95
Fort Pierce
70
17
98
Port St. Lucie
Sarasota
Arcadia
72
Okeechobee

CenterState Branch
CenterState Headquarters

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document or incorporated by reference in this prospectus. See “Documents Incorporated by Reference.” We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of our common stock.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, the terms “we,” “us,” “our,” “CenterState” and “Company” mean CenterState Banks of Florida, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning); the term the “Banks” means our four subsidiary banks: First National Bank of Osceola County, CenterState Bank West Florida, N.A., First National Bank of Polk County, and CenterState Bank of Florida (unless the context indicates another meaning).

SUMMARY

This summary highlights specific information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the documents incorporated by reference.

Our Company

We are a bank holding company headquartered in Winter Haven, Florida. We operate 25 banking offices through our four wholly-owned banking subsidiaries located in the Central Florida marketplace, as indicated on the map on the inside front cover of this prospectus. Our stock is primarily owned by residents in our market area, with our board, the board members of our subsidiary banks, and our senior management owning approximately 40% of our stock. Through our subsidiary banks, we offer a range of lending services, including real estate, consumer and commercial loans to both individuals and small- to medium-sized businesses located in our markets. We complement our lending operations with an array of retail deposit products. We offer quality relationship banking services to customers whose banking needs are not large enough to attract significant attention from our super-regional and national competitors. We believe our focus on customer relationships allows us to compete effectively within our markets and will provide us with a competitive advantage as we expand both within our existing markets and into new markets.

We were organized as a bank holding company in September 1999 and, in June 2000, closed three separate merger transactions resulting in First National Bank of Osceola County, CenterState Bank West Florida, N.A., (formerly known as Community National Bank of Pasco County) and First National Bank of Polk County becoming separate wholly-owned subsidiaries of CenterState. In December 2002, we acquired CenterState Bank of Florida, which became our fourth wholly-owned subsidiary bank. Substantially all of our current management team has been in place since 1999. From December 31, 2000 to December 31, 2004, we have achieved strong growth through the acquisitions of our subsidiary banks and our de novo branching strategy. Specifically, we have:

•	increased our total consolidated assets from approximately $310.7 million to approximately $753.8 million;

•	increased our total consolidated deposits from approximately $280.2 million to approximately $659.6 million;

•	increased our total consolidated net loans from approximately $207.1 million to approximately $435.3 million;

•	expanded our branch network from 15 locations to 25 locations; and

•	successfully integrated the acquisitions of all of our banking subsidiaries.

We have been able to achieve this significant growth without sacrificing credit quality. Our ratio of non-performing assets to total assets was 0.27% and 0.17% for the years ended December 31, 2003 and 2004, respectively. Our ratio of net charge-offs to average loans was 0.12% and 0.07% for the years ended December 31, 2003 and 2004, respectively.

At March 31, 2005, we had total consolidated assets of approximately $789.8 million, total consolidated deposits of approximately $680.5 million, total consolidated net loans of approximately $455.7 million and total consolidated shareholders’ equity of approximately $58.2 million. Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Market Areas and Growth Strategy

We currently conduct business through 25 branches in our market areas of Citrus, Hernando, Orange, Osceola, Pasco, Polk and Sumter Counties, Florida. Our markets are located in Central Florida and are comprised of residential communities exhibiting strong growth characteristics within our seven county footprint. The strength of the Central Florida economy depends significantly upon agriculture, tourism, real estate, construction and Central Florida’s attractiveness as a retirement area. The seven counties in which we operate had a population of approximately 2.5 million as of December 31, 2004 and are some of the fastest growing counties in Florida based on population growth. According to 2004 data from the U.S. Census Bureau, the projected population growth in our markets from 2004 to 2009 is expected to be 12.75% versus 9.33% for the state of Florida and a U.S. average of 5.25%. Based upon FDIC data as of June 30, 2004, our Banks’ total deposits ranked 8th among financial institutions in our market areas, representing approximately 2.0% of the total deposits in our market.

We have a decentralized, community banking strategy that emphasizes responsive and personalized service to our customers. Due to the consolidation of small- and medium-sized financial institutions in our markets, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. In addition, consolidation of the Florida banking market has dislocated experienced and talented management and lending personnel. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers both within our current markets and other markets in which we might expand in Central Florida.

We intend to achieve our primary goal of maximizing long term returns to stockholders by focusing on the following objectives:

•	Emphasize Relationship Banking. We believe customers still want to do business with a person and they want to feel they are important to us. To accomplish this objective, we emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach. Additionally, our ability to respond rapidly to customers’ needs helps us solidify relationships and build customer loyalty.

•	Maintain Local Decision Making. Our subsidiary banks each operate autonomously under our corporate umbrella. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which each bank operates, strengthening our ability to foster local relationships with individuals and businesses. We plan to maintain our local presence and decision making processes as we expand and grow in our existing markets and additional markets throughout Central Florida.

•	Continue our Disciplined Execution. We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of conservative underwriting standards, experienced loan officers and the strength of the Central Florida economy. At March 31, 2005, our nonperforming assets as a percentage of total assets were 0.18% and our ratio of net charge-offs to average loans was 0.03%. Our year-end nonperforming assets as a percentage of total assets have not exceeded 0.34% in any of the past five years, and have averaged approximately 0.25%.

•

Grow Organically in Our Existing Markets.    Our markets have been subject to large scale consolidation of local community banks primarily by larger, out-of-state financial institutions. We believe there is a large customer base in our markets which prefers doing business with a local institution and may be dissatisfied with the service received from larger regional banks. By providing our customers with quality service, coupled with the underlying characteristics of the counties in which we operate, we expect to continue our strong organic growth. We believe the success of our strategy is evidenced by the growth of our deposits from approximately $280.2 million at December 31, 2000 to approximately $680.5 million at March 31, 2005, and net loans, which increased from approximately $207.1 million at December 31, 2000 to approximately $455.7 million at March 31, 2005.

•	Grow through Acquisitions and Branching. We will actively consider both acquisitions and de novo branching in both our existing market areas and in contiguous markets in Central Florida. We are focused on expansion opportunities in markets with favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. Since June 30, 2000, we have successfully integrated four banks, and have opened nine de novo branches. As part of our branching strategy, we have identified site locations for two more de novo branches to be opened in 2005.

•	Improve Our Core Profitability. We believe as we grow our franchise we will be able to take advantage of the economies of scale typically enjoyed by larger organizations. We believe the investments we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues. We believe the effect of these trends going forward should improve our profitability over time.

Recent Developments

First Quarter Results

On April 25, 2005, we reported our results of operations for the quarter ending March 31, 2005. As reported, our net income for the first quarter of 2005 was $1,262,000 compared to $1,753,000 for the same period in 2004. Diluted earnings per share for the first quarter of 2005 were $0.30 compared to $0.51 for the first quarter of 2004. Included in last year’s quarterly earnings was a $1,844,000 ($1,150,000 after tax) gain from the sale of two of our branches. Excluding the gain on sale of the branches, last year’s quarterly earnings would be $603,000 with diluted earnings per share equal to $0.18. The quarterly per share comparison reflects a 22.7% increase in average diluted shares outstanding to 4,216,408 primarily as a result of the 675,627 shares sold in our shareholders’ rights offering that closed in June 2004.

Our total revenue, defined as net interest income and non-interest income, was $7,614,000 for the first quarter of 2005 compared to the $7,983,000 for the first quarter of 2004. Included in total revenue for the first quarter of 2004 was the $1,844,000 gain from the sale of the two branches discussed above. Total revenue for the first quarter of 2004 reduced by the gain on sale of those branches equals $6,139,000, which, when compared to total revenue in the first quarter of 2005, results in a quarter-to-quarter increase of $1,475,000, or 24.0%. Our net interest income rose 27.9% to $6,273,000, reflecting a 25.1% increase in average earning assets over the first quarter of 2004 and an eight basis point increase in the net interest margin to 3.58% over the same period. Non-interest income for the first quarter of 2005 was $1,341,000 compared to the $3,078,000 reported for the first quarter of 2004. Non-interest income for the first quarter of 2004 less the gain on sale of branches of $1,844,000 equals $1,234,000, which, when compared to the first quarter of 2005, results in a quarter-to-quarter increase of $107,000, or 8.7%.

Our total assets at quarter end of approximately $789.8 million were up 25.3% from approximately $630.2 million at March 31, 2004. Total net loans at quarter end of approximately $455.7 million were up 15.9% from approximately $393.2 million at March 31, 2004. Our deposits grew 24.8% to approximately $680.5 million at March 31, 2005, compared to approximately $545.4 million at March 31, 2004. Our stockholders’ equity at March 31, 2005 was approximately $58.2 million, or $14.27 book value per share.

During the first quarter, we recognized $29,000 in net charge-offs, representing 0.03% of average loans on an annualized basis. Our first quarter 2005 provision expense for loan losses totaled $285,000. Quarter-end nonperforming assets were 0.18% of our total assets. The allowance for loan losses covered nonperforming assets by 416%.

Corporate Information

Our headquarters are located at 1101 First Street South, Suite 202, Winter Haven, Florida 33880, and our telephone number is (863) 293-2600.

THE OFFERING

Common stock offered	1,000,000 shares (1,150,000 shares if the underwriters exercise their over-allotment option in full).

Common stock outstanding after the offering(1)	5,075,184 shares (5,225,184 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary banks to support our growth. Additionally, we may use a portion of the net proceeds to finance possible acquisitions, although we have no current agreements with respect to any acquisition. See “Use of Proceeds” on page 16.

Dividends	Historically, we have paid quarterly dividends. We paid a dividend for the quarter ended March 31, 2005 of $0.06 per share of common stock, or $0.24 on an annualized basis. We intend to continue paying dividends, but the payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance we will continue to pay dividends or that their amount will not be reduced in the future.

Nasdaq National Market symbol	CSFL

(1)	The number of shares to be outstanding after the offering is based on the number of shares outstanding as of March 31, 2005 and does not include 363,266 shares of common stock issuable upon exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $19.99. If exercised, the shares represented by these options would represent 8.9% of our issued and outstanding common stock. After giving effect to the sale of 1,000,000 shares pursuant to this offering, the shares represented by these options would represent 7.2% of our issued and outstanding common stock (or 7.0% if the underwriters exercise their over-allotment option in full).

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page 59 of this prospectus.

Risk factors

Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus and should evaluate the statements set forth in “Risk Factors” beginning on Page 9.

Summary Consolidated Financial Data

You should read the following summary consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The information for the years ended December 31, 2000 through 2004 is derived in part from, and should be read together with, our audited consolidated financial statements and notes thereto incorporated by reference into this prospectus. The information for the three months ended March 31, 2005 and 2004 is unaudited. However, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The operating data for the three months ended March 31, 2005 are not necessarily indicative of the results that might be expected for the year.

	At and for the Three Months Ended March 31		At and For Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)
SUMMARY OF OPERATIONS:
Total interest income	$8,686	$6,693	$29,088	$25,802	$21,048	$23,513	$22,263
Total interest expense	(2,413)	(1,788)	(7,874)	(7,532)	(6,892)	(9,826)	(9,647)

Net interest income	6,273	4,905	21,214	18,270	14,156	13,687	12,616
Provision for loan losses	(285)	(435)	(1,270)	(1,243)	(644)	(577)	(614)
Net interest income after provision for loan losses	5,988	4,470	19,944	17,027	13,512	13,110	12,002
Non-interest income	1,341	1,234	4,932	4,687	3,660	3,062	2,384
Gain on sale of branches	—	1,844	1,844	—	—	—	—
Non-interest expense	(5,321)	(4,756)	(19,780)	(17,547)	(13,397)	(12,143)	(11,154)

Income before income taxes	2,008	2,792	6,940	4,167	3,775	4,029	3,232
Income taxes	(746)	(1,039)	(2,567)	(1,541)	(1,406)	(1,513)	(1,324)

Net income	$1,262	$1,753	$4,373	$2,626	$2,369	$2,516	$1,908

PER COMMON SHARE DATA:
Basic earnings per share	$0.31	$0.52	$1.17	$0.78	$0.84	$0.89	$0.68
Diluted earnings per share	$0.30	$0.51	$1.14	$0.77	$0.82	$0.89	$0.67
Book value per share	$14.27	$12.95	$14.17	$12.45	$11.87	$9.83	$8.99
Tangible book value per share	$12.99	$11.39	$12.89	$10.35	$10.37	$9.54	$8.94
Dividends per share	$0.06	$0.06	$0.24	$0.22	$0.20	$0.18	$0.16
Actual shares outstanding	4,075,184	3,378,137	4,068,713	3,369,380	3,362,068	2,818,602	2,815,872
Weighted average shares outstanding	4,071,525	3,373,316	3,750,158	3,364,824	2,823,213	2,817,240	2,811,651
Diluted weighted average shares outstanding	4,216,408	3,436,736	3,828,154	3,428,819	2,878,770	2,839,914	2,826,704

BALANCE SHEET DATA:
Assets	$789,813	$630,162	$753,779	$608,896	$494,800	$341,374	$310,662
Total loans, net	455,726	393,212	435,320	409,048	329,666	241,349	207,133
Total deposits	680,506	545,376	659,630	538,235	441,462	307,998	280,168
Short-term borrowings	38,570	29,122	24,627	17,465	10,005	4,598	4,305
Corporate debentures	10,000	10,000	10,000	10,000	—	—	—
Shareholders’ equity	58,165	43,758	57,664	41,963	39,915	27,717	25,321
Tangible capital(1)	52,957	38,467	52,438	36,651	34,868	26,883	25,164
Goodwill	4,675	4,675	4,675	4,675	4,308	—	—
Core deposit intangible (CDI)	533	616	551	637	739	—	—
Average total assets	762,757	616,194	673,669	550,866	374,008	331,768	295,660
Average loans, net	444,710	400,371	415,864	370,029	258,232	224,865	191,191
Average interest earning assets	701,041	560,594	618,589	503,292	343,541	303,726	269,316
Average deposits	662,013	537,710	584,442	488,952	340,123	298,828	266,585
Average interest bearing deposits	489,317	418,273	445,358	393,528	277,466	248,534	221,748
Average interest bearing liabilities	529,862	451,935	481,468	412,457	281,651	253,561	225,849
Average shareholders’ equity	58,095	43,181	51,340	40,955	28,581	26,785	24,220

	At and for the Three Months Ended March 31		At and For Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)

SELECTED FINANCIAL RATIOS:
Return on average assets	0.66%	1.14%	0.65%	0.48%	0.63%	0.76%	0.65%
Return on average tangible assets(1)	0.67%	1.15%	0.65%	0.48%	0.63%	0.76%	0.65%
Return on average tangible equity(1)	9.55%	18.51%	9.49%	7.38%	8.29%	9.39%	7.88%
Return on average equity	8.69%	16.24%	8.52%	6.41%	8.29%	9.39%	7.88%
Dividend payout	19%	12%	21%	28%	24%	20%	24%
Efficiency(2)	70%	77%	76%	76%	75%	72%	74%
Net interest margin(3)	3.58%	3.50%	3.43%	3.63%	4.12%	4.51%	4.68%
Net interest spread(4)	3.14%	3.20%	3.06%	3.30%	3.68%	3.86%	4.00%

CAPITAL RATIOS:
Tier 1 leverage ratio	8.50%	7.87%	8.60%	7.84%	8.54%	7.89%	8.21%
Risk-based capital
Tier 1	12.88%	11.75%	13.40%	11.30%	9.95%	11.51%	12.56%
Total	14.06%	13.00%	14.61%	12.48%	11.16%	12.76%	13.81%
Average equity to average assets	7.62%	7.01%	7.62%	7.43%	7.64%	8.07%	8.19%
Average tangible equity to average tangible assets(1)	6.98%	6.20%	6.89%	6.52%	7.64%	8.07%	8.19%

ASSET QUALITY RATIOS:
Net charge-offs to average loans	0.03%	0.00%	0.07%	0.12%	0.13%	0.10%	0.10%
Allowance to period end loans	1.29%	1.30%	1.29%	1.17%	1.22%	1.26%	1.30%
Allowance for loan losses to non-performing assets	416%	391%	436%	296%	274%	467%	256%
Non-performing assets to total assets	0.18%	0.21%	0.17%	0.27%	0.30%	0.19%	0.34%

OTHER DATA:
Banking locations(5)	25	23	25	25	21	16	15
Full-time equivalent employees	259	244	257	254	233	169	150

(1)	These measures are non-GAAP measures. See the reconciliation table below. Average tangible assets is average assets less average intangibles. Average tangible equity is average equity less average intangibles.

(2)	Efficiency ratio is non-interest expense divided by the sum of net interest income before the provision for loan losses plus non-interest income, exclusive of non-recurring income.

(3)	Net interest margin is net interest income divided by total average earning assets.

(4)	Net interest spread is the difference between the average yield on earning assets and the average yield on average interest bearing liabilities.

(5)	In the first quarter of 2004, we sold two branches located in Lake County and thereafter we opened a branch office in Polk County and a branch office in Osceola County in the second quarter of 2004.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in our discussion of recent developments, summary consolidated financial data and selected consolidated financial data is determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible equity to tangible assets,” “return on average tangible equity,” “return on average tangible assets,” “average tangible equity to average tangible assets” and “earning assets.” Our management uses these non-GAAP measures in its analysis of our performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets.

•	“Return on average tangible assets” is defined as annualized earnings for the period divided by average assets reduced by average goodwill and other intangible assets. We believe these measures are important when measuring the company’s performance exclusive of the effects of goodwill and other intangibles recorded in recent acquisitions, and these measures are used by many investors as part of their analysis of the company’s performance.

•	“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors that are interested in the equity to asset ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

•	“Earning assets” is defined as total assets plus the allowance for loan losses less all other assets which includes cash and due from banks, premises and equipment, accrued interest receivable, other real estate owned, deferred income taxes, goodwill, core deposit intangible, prepaid expenses and other assets. This measure is important to many investors because for financial institutions, their net interest income is directly related to their level of earning assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	At and for the Three Months Ended March 31		At and For Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)
Book value per common share	$14.27	$12.95	$14.17	$12.45	$11.87	$9.83	$8.99
Effect of intangible assets per share	(1.28)	(1.56)	(1.28)	(2.10)	(1.50)	(0.29)	(0.05)
Tangible book value per share	12.99	11.39	12.89	10.35	10.37	9.54	8.94

Average equity to assets	7.62%	7.01%	7.62%	7.43%	7.64%	8.07%	8.19%
Effect of intangible assets	(0.64)%	(0.81)%	(0.73)%	(0.91)%	—%	—%	—%
Average tangible equity to tangible assets	6.98%	6.20%	6.89%	6.52%	7.64%	8.07%	8.19%

Return on average assets	0.66%	1.14%	0.65%	0.48%	0.63%	0.76%	0.65%
Effect of intangible assets	0.01%	0.01%	—%	—%	—%	—%	—%
Return on average tangible assets	0.67%	1.15%	0.65%	0.48%	0.63%	0.76%	0.65%

Return on average equity	8.69%	16.24%	8.52%	6.41%	8.29%	9.39%	7.88%
Effect of intangible assets	0.86%	2.27%	0.97%	0.97%	—%	—%	—%
Return on average tangible equity	9.55%	18.51%	9.49%	7.38%	8.29%	9.39%	7.88%

Total average assets	$762,757	$616,194	$673,669	$550,866	$374,008	$331,768	$295,660
Plus:
Average allowance for loan losses	5,795	4,994	5,365	4,538	3,279	2,927	2,533
Less:
Average all other assets	67,511	60,594	60,445	52,112	33,746	30,969	28,877

Total average earning assets	$701,041	$560,594	$618,589	$503,292	$343,541	$303,726	$269,316

Average loans	$450,505	$405,365	$421,229	$374,567	$261,511	$227,792	$193,723
Average securities (includes federal funds sold and money market accounts)	250,536	155,229	197,360	128,725	82,030	75,934	75,593

Total average earning assets	$701,041	$560,594	$618,589	$503,292	$343,541	$303,726	$269,316

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively

We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

Our business is subject to the success of the local economies where we operate

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Any adverse market or economic conditions in the State of Florida may disproportionately increase the risk our borrowers will be unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of March 31, 2005, approximately 75% of our loans held for investment were secured by real estate. Of this amount, approximately 54% were commercial real estate loans, 38% were residential real estate loans and 8% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Florida could adversely affect the value of our assets, our revenues, results of operations and financial condition.

We may face risks with respect to future expansion

We may acquire other financial institutions or parts of those institutions in the future and we may engage in additional de novo branch expansion. We may also consider and enter into new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

If the value of real estate in our core Florida market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us

With most of our loans concentrated in Central Florida, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to the financial strength and cash flow characteristics of the borrower in each case, the Banks often secure loans with real estate collateral. At March 31, 2005, approximately 75% of the Banks’ loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

An inadequate allowance for loan losses would reduce our earnings

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the Banks to increase the allowance for loan losses as a part of their examination process, the Banks’ earnings and capital could be significantly and adversely affected.

The building of market share through our de novo branching strategy could cause our expenses to increase faster than revenues

We intend to continue to build market share in Central Florida through our de novo branching strategy. We currently plan to open two new branches in 2005. There are considerable costs involved in opening branches and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our new branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance our new branches will be successful even after they have been established.

Our recent results may not be indicative of our future results

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Increases in interest rates may negatively affect our earnings and the value of our assets.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, increases in interest rates could decrease our net interest income.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Competition from financial institutions and other financial service providers may adversely affect our profitability

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance this strategy will be successful.

We are subject to extensive regulation that could limit or restrict our activities

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Our directors and executive officers own a significant portion of our common stock

Our directors and executive officers, as a group, beneficially owned approximately 22% of our outstanding common stock as of March 31, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

We are dependent upon the services of our management team

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Risks Related to An Investment in Our Common Stock

Future capital needs could result in dilution of your investment

Our board of directors may determine from time to time there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The trading volume in our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock

Our common stock is thinly traded. The average daily trading volume of our shares on The Nasdaq National Market during 2004 was approximately 1,100 shares. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We therefore can give no assurance sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock. Upon completion of this offering, we expect to have approximately 5,075,184 shares of common stock outstanding (or 5,225,184 shares of common stock outstanding if the underwriters exercise their overallotment option in full).

The market price of our common stock may decline after the stock offering

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits

We intend to use the net proceeds of this offering to provide additional capital to our subsidiaries to support asset growth, for bank or branch acquisitions and for other general corporate purposes. We have not allocated specific amounts of the net proceeds to specific purposes, and will have significant flexibility in determining our applications of the net proceeds. Our failure to apply these funds effectively could reduce our ability to earn profits.

Our ability to pay dividends is limited and we may be unable to pay future dividends

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our four bank subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends that are applicable to national banks and state banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders

We have supported our continued growth through the issuance of trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. At March 31, 2005, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $10 million. Payments of the principal and interest on the trust preferred securities of this special purpose trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the special purpose trust are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some discussions in this prospectus and in the documents incorporated by reference herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” These statements are not guarantees of performance or results. Statements that are not historical in nature, including statements that include the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “will,” “plan,” “predict,” “project,” “potential,” “should,” “expect,” “believe,” “intend,” “continue,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus and in the documents incorporated by reference herein including the following: general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position; changes in the quality or composition of our loan and investment portfolios; our ability to manage growth; our entrance and expansion into other markets; the opportunities that may be presented to and pursued by us; competitive actions by other financial institutions; changes in laws or regulations; changes in the policies of federal or state regulators and agencies; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. You should refer to risks detailed under the “Risk Factors” section included in this prospectus and in our periodic and current reports filed with the Securities and Exchange Commission for specific factors which could cause our actual results to be significantly different from those expressed or implied by our forward-looking statements. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in or incorporated by reference in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate the net proceeds from the sale of 1,000,000 shares of our common stock in this offering will be approximately $33.5 million, or approximately $38.6 million if the underwriters’ over-allotment option is exercised in full. In each case, this assumes a public offering price of $35.99 per share (based on the closing price on June 6, 2005) and deduction of underwriting discounts and commissions and estimated offering expenses. We intend to contribute substantially all of the net proceeds we receive from this offering to the Banks to provide them with capital to support our loan and deposit growth, and to use any remaining proceeds for general corporate purposes. The Banks intend to use the capital for general corporate purposes, primarily to support their future growth. While we have no present agreements or definitive plans relating to any acquisitions, we remain open to expanding our market share through this strategy and thus could use a portion of the net proceeds to pursue an acquisition if we believe an appropriate opportunity arises.

Until utilization of the net proceeds, we will invest them temporarily in liquid short term securities. The precise amount and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than or in addition to common stock.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2005. Our capitalization is presented on a historical basis and on a pro-forma basis to give effect to the sale of 1,000,000 shares of common stock offered in this offering, less the underwriting discount and commissions and estimated expenses, at an assumed offering price of $35.99 per share (based on the closing price on June 6, 2005), and assuming the underwriters’ over-allotment option is not exercised. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	March 31, 2005(1)
	Actual	As Adjusted(2)
	(dollars in thousand, except per share data)
Long term debt:
Junior subordinated debentures(3)	$10,000	$10,000

Shareholders’ equity:
Preferred Stock, $0.01 par value; 5,000,000 shares authorized, no shares issued or outstanding
Common stock, $0.01 par value; 20,000,000 shares authorized; 4,075,184 shares outstanding; 5,075,184 shares outstanding as adjusted(4)	41	51
Additional paid-in capital	39,675	73,196
Retained earnings	19,867	19,867
Accumulated other comprehensive income	(1,418)	(1,418)

Total shareholders’ equity	$58,165	$91,696

Total long term debt and shareholders’ equity	$68,165	$101,696

Book value per share(5)	$14.27	$18.07

Capital ratios(6):
Tier 1 leverage ratio	8.5%
Tier 1 capital to risk-weighted assets	12.9%
Total capital to risk-weighted assets	14.1%

(1)	This table excludes 363,266 shares of common stock issuable upon exercise of outstanding options, at an average exercise price of $19.99 per share.
(2)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $53, $78,268 and $96,770, respectively.
(3)	Consists of debt issued in connection with our trust preferred securities.
(4)	Before issuance of up to 150,000 shares of common stock pursuant to the underwriters’ over-allotment option.
(5)	Actual book value per share equals total shareholders’ equity of $58,165, divided by 4,075,184 shares issued and outstanding at March 31, 2005. Book value per share as adjusted equals total shareholders’ equity of $91,696 (assuming net proceeds of this offering of $33,531), divided by 5,075,184 shares (assuming issuance and sale of 1,000,000 shares).
(6)	These ratios as adjusted assume that the net proceeds will be invested initially in federal funds until utilized by the Company over time.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on The Nasdaq National Market under the symbol “CSFL.” The table below sets forth for the periods indicated, the high and low sales prices of our common stock as reported by The Nasdaq National Market and the dividends declared per share on our common stock. The trading in our common stock has been limited and occurred at varying prices and may not have created an active market for our common stock. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades at all.

	High	Low	Cash Dividends Declared Per Share
2005 Quarter Ended:
Second quarter (through June 6, 2005)	$40.85	$33.50	$.06
First quarter	34.50	29.82	.06

2004 Quarter Ended:
Fourth quarter	$34.60	$25.20	$.06
Third quarter	27.00	23.02	.06
Second quarter	24.99	19.25	.06
First quarter	19.80	18.80	.06

2003 Quarter Ended:
Fourth quarter	$20.00	$18.78	$.06
Third quarter	20.25	18.96	.06
Second quarter	20.37	19.05	.05
First quarter	19.76	17.08	.05

On June 6, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $35.99 per share. At March 31, 2005, there were 4,075,184 shares of our common stock outstanding, held by approximately 1,300 holders of record.

Dividends are paid at the discretion of our board of directors. We have paid regular quarterly cash dividends on our common stock, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements and our financial condition and will depend on cash dividends paid to us by the Banks. As a result, our ability to pay future dividends will depend upon the earnings of the Banks, their financial condition and their need for funds.

Moreover, there are a number of federal and state banking policies and regulations that restrict our Banks’ ability to pay dividends. In particular, because each Bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the Banks are subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to the Banks and to commit resources to support the Banks. In addition, federal and state agencies have the authority to prevent us from paying a dividend to our shareholders. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion reviews our results of operations and assesses our financial condition. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements included or incorporated by reference in this prospectus. References should be made to those statements and the selected financial data presented elsewhere or incorporated by reference in this prospectus for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future years. Our discussion and analysis for the three month periods ended March 31, 2005 and 2004 is based on unaudited financial statements for such periods.

Executive Summary

As a bank holding company, our results of operations are almost entirely dependent on the results of operations of our subsidiary banks. The following table sets forth our subsidiary banks and selected data related to each bank:

Bank	Number of locations	Market area Counties	Total assets at March 31, 2005
First National Bank of Osceola County	6	Osceola, Orange	$241,002,000
CenterState Bank West Florida, N.A.	7	Pasco, Citrus, Hernando, Sumter	$224,287,000
First National Bank of Polk County	6	Polk	$177,020,000
CenterState Bank of Florida	6	Polk	$146,409,000

Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our interest-bearing and non-interest-bearing deposits and other borrowings. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as interest-bearing deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. We have included a discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other charges to our clients, including non-sufficient funds fees, service charges on deposit accounts, commissions from broker activities, and commissions from the sale of mutual funds and annuities. We have also included a discussion of the various components of this non-interest income, as well as of our non-interest expense.

During 2001, we formed C.S. Processing, Inc. (“CSP”) to process checks and render statements (i.e. “item processing center”) for the Banks. During 2004, we sold 20% of CSP to CenterState Bank Mid Florida, an unrelated financial institution headquartered in Lake County, Florida, for $120,000. The remaining 80% of CSP is owned equally by the Banks. Our investment in CSP, through our subsidiary banks, was $480,000 at March 31, 2005.

During the first quarter of 2004, we sold our two Lake County, Florida branches to CenterState Bank Mid Florida. Although we do not have any ownership investment in CenterState Bank Mid Florida, our Chairman and CEO is also the Chairman of this bank. In addition, the President of CenterState Bank West Florida is a director of CenterState Bank Mid Florida. The sale of the branches included $21.5 million of loans, $23.0 million of deposits, real estate and all the fixed assets. We realized a $1.8 million pre-tax gain on the sale during the first quarter of 2004.

We opened two new branches during 2004, one in Lake Wales, Florida (Polk County) and one in Kissimmee, Florida (Osceola County). As of March 31, 2005, we had a total of 25 banking locations in seven counties throughout Central Florida, and approximately 259 full-time equivalent employees.

During June of 2004, we raised additional capital through a shareholder rights offering. The entire offering of 675,627 shares was sold at the offering price of $18.99 per share. The capital raised totaled $12,698,000, net of expenses. We used these funds to increase the capital in each of our subsidiary banks. Our objective is to maintain a capital level at each subsidiary bank that exceeds the requirement to be considered “well capitalized.” On a consolidated basis, our goal is to maintain a tier 1 capital to average asset ratio of at least 7%, and a targeted GAAP capital (stated capital) to asset ratio of 7.5%. We have been growing our balance sheet faster than our earnings thereby placing downward pressure on our capital ratios. Without the additional capital raised through our shareholder rights offering, our balance sheet growth (specifically our loan and deposit growth) would have been limited by our targeted capital levels.

The Company acquired a 49% interest in a newly formed joint venture, CenterState Home Loans, LLC, during the fourth quarter of 2004 for $34,300. The entity, located in Orlando, Florida, commenced business on December 1, 2004 and brokers single family home mortgages for a fee. We do not assume any interest rate risk, market risk or credit risk on loans brokered by CenterState Home Loans. We carry our investment in CenterState Homes on the equity method.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the financial statements accompanying or incorporated by reference in this prospectus. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included and incorporated by reference in this prospectus.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported. Accounting policies are described in detail in Note 1 of the notes to the consolidated financial statements. The critical accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged-off, net of recoveries. The allowance for loan losses is determined based on management’s assessment of several factors: reviews and evaluation of individual loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry concentrations, historical loan loss experiences and the level of classified and nonperforming loans.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

A standardized loan grading system is utilized at each of the Banks. The grading system is integral to our risk assessment function related to lending. Loan officers of each Bank assign a loan grade to their newly originated loans in accordance with the standard loan grades. Throughout the lending relationship, the loan officer is responsible for periodic reviews, and if warranted he/she will downgrade or upgrade a particular loan based on specific events and/or analyses. Loans graded 5 or higher are placed on a watch list each month end and reported to that particular Bank’s board of directors. The Company’s loan review officer, who is independent of the lending function and is not an employee of any of the Banks, periodically reviews each Bank’s loan portfolio and lending relationships. The Company’s loan review officer may disagree with a particular Bank’s grade on a particular loan and subsequently downgrade or upgrade such loan(s) based on his risk analysis.

Loans are considered impaired if, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate stipulated in the loan agreement, except that collateral-dependent loans are generally measured for impairment based on the fair value of the collateral. In measuring the fair value of the collateral, management uses assumptions and methodologies consistent with those that would be utilized by unrelated third parties. The Company considers loans graded 7 or higher to be impaired.

Goodwill

Effective July 1, 2001, we adopted SFAS No. 141, Business Combinations, which requires the use of the purchase method of accounting. We acquired CenterState Bank of Florida, in Winter Haven, Florida, on December 31, 2002. Consequently, we were required to record the assets acquired, including identified intangible assets, and liabilities assumed at their fair value, which involves estimates based on third party valuations, such as appraisals, internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill, which is subject to ongoing periodic impairment tests based on the fair value of net assets acquired compared to the carrying value of goodwill. In November 2004, the required impairment testing of goodwill was performed and no impairment existed as of the valuation date, as the fair value of our net assets exceeded their carrying value. If for any future period we determine there has been impairment in the carrying value of our goodwill balances, we will record a charge to our earnings, which could have a material adverse effect on our net income.

Stock Based Compensation

We use Accounting Principle Board Opinion No. 25 and related interpretations to account for stock based compensation costs. As such, we estimate the value of options we grant using the fair value method and the Black-Scholes option pricing model, and disclose this information in the notes to our consolidated financial statements. We do not recognize the estimated values as expense in our consolidated financial statements. Effective with our fiscal year beginning January 1, 2006, we will be required to recognize the estimated values of our stock option grants in our consolidated financial statements using the fair value method.

Under the fair value method, stock option expense is measured on the date of grant using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of our stock options. SFAS No. 123R, Accounting for Stock-Based Compensation, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is the vesting period of the options. This will apply to awards granted or modified after the first fiscal year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided.

Deferred Tax Assets

We use an estimate of future earnings to support the position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and net income will be reduced. Deferred tax assets are described further in the notes to the consolidated financial statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

Overview

Net income for the three months ended March 31, 2005 was $1,262,000 or $0.31 per share basic and $0.30 per share diluted, compared to net income of $1,753,000 or $0.52 per share basic and $0.51 per share diluted for the same period in 2004. Included in net income for the first quarter of 2004 was a $1,844,000 ($1,150,000 after tax) gain on sale from our sale of two branches. Excluding the gain on sale of branches, our net income for the first quarter of 2004 was $603,000 or $0.18 per share basic and diluted. A reconciliation between net income and net income excluding the branch sales is presented below.

Reconciliation between actual net income and pro-forma (excluding branch sales) net income	Mar 31, 2005	Mar 31, 2004
	Amounts in thousands of dollars, except per share data
Three month period ending:
Net income	$1,262	$1,753
Gain on sale of branches, net of tax of $694	—	(1,150)

Pro-forma net income	$1,262	$603

Earnings per share – basic	$0.31	$0.52
Gain on sale of branches, net of tax of $0.21 per share	—	(0.34)

Pro-forma earnings per share – basic	$0.31	$0.18

Earnings per share – diluted	$0.30	$0.51
Gain on sale of branches, net of tax of $0.20 per share	—	(0.33)

Pro-forma earnings per share – diluted	$0.30	$0.18

Net Interest Income/Margin

Net interest income increased $1,368,000 or 28% to $6,273,000 during the three month period ended March 31, 2005 compared to net interest income of $4,905,000 for the same period in 2004. The $1,368,000 increase was the result of a $1,993,000 increase in interest income less a $625,000 increase in interest expense.

Interest earning assets averaged $701,041,000 during the three month period ended March 31, 2005 as compared to $560,594,000 for the same period in 2004, an increase of $140,447,000, or 25%. (The growth in the investment securities portfolio was the greatest contributor to this interest earning asset growth. The substantial increase in investment securities year-over-year is attributable to the significantly larger growth in deposits versus loan growth during the same period.) The yield on average interest earning assets increased 0.18% to 4.96% during the three month period ended March 31, 2005, compared to 4.78% for the same period in 2004. The combined net effects of the $140,447,000 increase in average interest earning assets and the 0.18% increase in yield on average interest earning assets resulted in the $1,993,000 increase in interest income between the two periods.

Interest bearing liabilities averaged $529,862,000 during the three month period ended March 31, 2005 as compared to $451,935,000 for the same period in 2004, an increase of $77,927,000, or 17%. The cost of average interest bearing liabilities increased 0.24% to 1.82% during the three month period ended March 31, 2005 from 1.58% for the same period in 2004. The combined net effects of the $77,927,000 increase in average interest bearing liabilities and the 0.24% increase in cost on average interest bearing liabilities resulted in the $625,000 increase in interest expense between the two periods.

The table below summarizes the analysis of changes in interest income and interest expense for the three month periods ended March 31, 2005 and 2004 (in thousands of dollars).

	Three months ended March 31,
	2005			2004
	Average Balance	Interest Inc / Exp	Average Rate/Yield	Average Balance	Interest Inc / Exp	Average Rate/Yield
Loans(1) (2) (3)	$450,505	$7,135	6.34%	$405,365	$6,023	5.94%
Securities(4)	250,536	1,551	2.48%	155,229	670	1.73%

Total earning assets	701,041	8,686	4.96%	560,594	6,693	4.78%

Allowance for loan losses	(5,795)			(4,994)
All other assets	67,511			60,594

Total assets	$762,757			$616,194

Deposits(5)	489,317	2,123	1.74%	418,273	1,648	1.58%
Borrowings(6)	30,545	140	1.83%	23,662	24	0.41%
Corporate debenture(7)	10,000	150	6.00%	10,000	116	4.64%

Total interest bearing liabilities	529,862	2,413	1.82%	451,935	1,788	1.58%

Demand deposits	172,696			119,437
Other liabilities	1,984			1,641
Minority shareholder interest	120			—
Shareholders’ equity	58,095			43,181

Total liabilities and shareholders’ equity	$762,757			$616,194

Net interest spread(8)			3.14%			3.20%

Net interest income		$6,273			$4,905

Net interest margin(9)			3.58%			3.50%

(1)	Loan balances are net of deferred origination fees and costs.
(2)	Interest income on average loans includes net loan fee (cost) recognition of $65,000 and ($18,000) for the three month periods ended March 31, 2005 and 2004, respectively.
(3)	The average rates have not been presented on a tax equivalent basis, as this amount is not deemed material.
(4)	Includes securities available-for-sale, federal funds sold and money market accounts.
(5)	Includes interest bearing deposits only. Non-interest bearing checking accounts are included in the demand deposits listed above.
(6)	Includes securities sold under agreements to repurchase, federal funds purchased and Federal Home Loan Bank advances.
(7)	Includes amortization of origination costs of $9,000 for each of the three month periods ended March 31, 2005 and 2004.

(8)	Represents the average rate earned on interest earning assets minus the average rate paid on interest bearing liabilities.
(9)	Represents net interest income divided by total interest earning assets.

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted, the amount of nonperforming loans, general economic conditions, particularly as they relate to our market areas and other factors related to the collectibility of our loan portfolio. As these factors change, we adjust our allowance for loan losses through changes to the provision for loan losses. Our provision for loan losses was $285,000 for the three month period ended March 31, 2005 compared to $435,000 for the same period in 2004. We were able to substantially reduce the provision for loan losses during the first quarter of 2005 because the related allowance for loan losses was determined by management to be adequate at the levels recorded.

Non-Interest Income

Non-interest income for the three months ended March 31, 2005 was $1,341,000 compared to $3,078,000 for the comparable period in 2004. The most significant contributor to this decrease in non-interest income was the $1,844,000 gain we recognized on the sale of two of our branches during the first quarter of 2004. Eliminating the effects of the branch sales non-interest income for the first quarter of 2004 was $1,234,000, which, when compared to the first quarter of 2005, reveals a quarter-to-quarter increase in non-interest income of $107,000, or 8.7%. This increase was the result of the following components listed in the table below:

Three month period ending:	Mar 31, 2005	Mar 31, 2004	$ increase (decrease)	% increase (decrease)
	(in thousands of dollars)

Service charges on deposit accounts	$805	$786	$19	2.4%
Commissions from mortgage broker activities	107	176	(69)	(39.2)%
Loan related fees	72	81	(9)	(11.1)%
Commissions from sale of mutual funds and annuities	88	34	54	158.8%
Rental income	55	25	30	120.0%
Other service charges and fees	213	146	67	45.9%
Gain (loss) on sale of other real estate owned	1	(14)	15	(107.1)%

Sub-total	$1,341	$1,234	$107	8.7%
Gain on sale of branches	—	1,844	(1,844)	n/a

Total non-interest income	$1,341	$3,078	$(1,737)	(56.4)%

Non-Interest Expense

Non-interest expense for the three months ended March 31, 2005 increased $565,000, or 11.9%, to $5,321,000, compared to $4,756,000 for the same period in 2004. This increase was the result of the following components listed in the table below.

Three month period ending:	Mar 31, 2005	Mar 31, 2004	$ increase (decrease)	% increase (decrease)
	(in thousands of dollars)

Salaries, wages and employee benefits	$2,908	$2,547	$361	14.2%
Occupancy expense	634	573	61	10.6%
Depreciation of premises and equipment	412	365	47	12.9%
Stationary, printing and supplies	131	123	8	6.5%
Marketing expenses	96	109	(13)	(11.9)%
Data processing expense	234	207	27	13.0%
Legal, auditing and other professional fees	137	114	23	20.2%
Bank regulatory related expenses	60	66	(6)	(9.1)%
Postage and delivery	76	77	(1)	(1.3)%
ATM related expenses	90	70	20	28.6%
Other expenses	543	505	38	7.5%

Total non-interest expense	$5,321	$4,756	$565	11.9%

We believe the increase in non-interest expense results from the cost of growing our business period to period. Non-interest expense (annualized) as a percentage of total average assets was 2.79% for the three months ended March 31, 2005, compared to 3.09% for the same period in 2004, a decrease of 0.30%.

Provision for Income Taxes

The income tax provision for the three months ended March 31, 2005 was $746,000, an effective rate of 37.2%, compared to $1,039,000 for the same period in 2004, an effective rate of 37.2%.

Liquidity

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. We measure our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily and weekly basis.

Each of the Banks regularly assesses the amount and likelihood of projected funding requirements through a review of factors such as historical deposit volatility and funding patterns, present and forecasted market and economic conditions, individual client funding needs, and existing and planned business activities. Each Bank’s asset/liability committee (ALCO) provides oversight to the liquidity management process and recommends guidelines, subject to approval by the Bank’s board of directors, and courses of action to address actual and projected liquidity needs.

Short-term sources of funding and liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities; investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under repurchase agreements; loan repayments; deposits; and borrowings under overnight federal fund lines available from correspondent banks and our FHLB lines of credit. In addition to deposit withdrawals, which present the largest of our liquidity demands, we also monitor and maintain sources of liquidity to meet anticipated funding under credit commitments to customers. We do not use off-balance sheet financing.

COMPARISON OF BALANCE SHEETS AT MARCH 31, 2005 AND DECEMBER 31, 2004

Overview

Total assets were $789,813,000 as of March 31, 2005, compared to $753,779,000 at December 31, 2004, an increase of $36,034,000 or 4.8%. This increase was primarily the result of internally generated loan growth funded by an increase in deposits.

Federal Funds Sold and Money Market Accounts

Federal funds sold and money market accounts were $54,500,000 at March 31, 2005 (approximately 6.9% of total assets) as compared to $62,809,000 at December 31, 2004 (approximately 8.3% of total assets). We use federal funds sold and money market accounts, as well as our available-for-sale securities portfolio, for liquidity management and for investment yields. These accounts, as a group, will fluctuate as a function of loans and deposits outstanding (including other borrowing sources such as securities sold with agreements to repurchase, as discussed later). Our loan-to-deposit ratio increased from 66.9% at December 31, 2004, to 67.8% at March 31, 2005, which is consistent with a decrease in the ratio of federal funds sold and money market accounts, and investment securities relative to total assets outstanding as of December 31, 2004 (33.7%) relative to the comparable ratio at March 31, 2005 (32.1%).

Investment Securities

Securities available-for-sale, consisting primarily of U.S. Treasury and government agency securities, were $198,897,000 at March 31, 2005 (approximately 25% of total assets) compared to $191,400,000 at December 31, 2004 (approximately 25% of total assets). These securities have been recorded at fair value. We classify all of our investment securities as “available-for-sale” to allow for greater flexibility to respond to changes in interest rates. We use our available-for-sale securities portfolio, as well as our federal funds sold and money market accounts for liquidity management and for investment yields. These accounts, as a group, will fluctuate as a function of loans and deposits outstanding as discussed above, under the caption “Federal funds sold and money market accounts.”

Loans

Total gross loans were $462,268,000 at March 31, 2005, compared to $441,541,000 at December 31, 2004, an increase of $20,727,000 or 4.7%, during the three month period. During the same period, real estate loans increased by $18,918,000 or 5.7%, commercial loans decreased slightly by $73,000 or 0.1%, and all other loans including consumer loans increased by $1,882,000 or 4%. Total loans net of unearned fees and allowance for loan losses were $455,726,000 at March 31, 2005, compared to $435,320,000 at December 31, 2004, an increase of $20,406,000 or 4.7%.

The following table sets forth information concerning our loan portfolio by collateral types as of the dates indicated (dollars are in thousands).

	Mar 31, 2005	Dec 31, 2004
Real estate loans
Residential	$133,589	$129,796
Commercial	188,203	179,846
Construction	26,800	20,032

Total real estate	348,592	329,674

Commercial	64,911	64,984
Other	48,765	46,883

Gross loans	462,268	441,541
Unearned fees/costs	(601)	(536)

Total loans net of unearned fees	461,667	441,005
Allowance for loan losses	(5,941)	(5,685)

Total loans net of unearned fees and allowance for loan losses	$455,726	$435,320

Credit Quality and Allowance for Loan Losses

The allowance for loan losses represents our estimate of an amount adequate to provide for potential losses within the existing loan portfolio. Loans are charged against the allowance when we believe collection of the principal is unlikely. The allowance consists of amounts established for specific loans and is also based on historical loan loss experience, the volume and type of lending, the amount of nonperforming loans, general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. The specific reserve element is the result of a regular analysis of all loans and commitments based on credit rating classifications and other factors. At March 31, 2005, the allowance for loan losses was $5,941,000 or 1.29% of total loans outstanding, compared to $5,685,000 or 1.29%, at December 31, 2004.

The following table sets forth information concerning the activity in the allowance for loan losses during the periods indicated (in thousands of dollars).

	Three month period ended March 31,
	2005	2004
Allowance at beginning of period	$5,685	$4,850
Charge-offs
Commercial loans	(37)	(10)
Real Estate loans	—	(2)
Consumer loans	(22)	(3)

Total charge-offs	(59)	(15)

Recoveries
Commercial loans	22	3
Real Estate loans	1	6
Consumer loans	7	14

Total recoveries	30	23

Net (charge-offs) recoveries	(29)	8
Provision for loan losses	285	435
Adjustment relating to sale of branches	—	(130)

Allowance at end of period	$5,941	$5,163

Nonperforming Assets

Nonperforming assets include (1) non-accrual loans; (2) accruing loans that are 90 days or more delinquent and are deemed by management to be adequately secured and in the process of collection; (3) other real estate owned, or OREO (i.e. real estate acquired through foreclosure or deed in lieu of foreclosure); and (4) other repossessed assets (assets other than real estate). All delinquent loans are reviewed on a regular basis and are placed on non-accrual status when, in the opinion of management, the possibility of collecting additional interest is deemed insufficient to warrant further accrual. As a matter of policy, interest is not accrued on loans past due 90 days or more unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest income on such loans is recognized only when received.

The following table sets forth information regarding the components of our nonperforming assets at the dates indicated (in thousands of dollars).

	Mar 31 2005	Dec 31 2004
Non-accrual loans	$1,120	$890
Accruing loans past due over 90 days	221	7
Other real estate owned	65	384
Repossessed assets other than real estate	21	24

Total non-performing assets	$1,427	$1,305

As a percent of total assets	0.18%	0.17%

Allowance for loan losses	$5,941	$5,685

Allowance for loan losses to non performing loans	416%	436%

We continually analyze our loan portfolio in an effort to recognize and resolve problem assets as quickly and efficiently as possible. As of March 31, 2005, we believe that our allowance for loan losses was adequate to absorb anticipated losses inherent in our loan portfolio. However, we recognize that many factors can adversely impact various segments of our market. Accordingly, there is no assurance that losses in excess of such reserves will not be incurred.

Bank Premises and Equipment

Bank premises and equipment was $26,875,000 at March 31, 2005 compared to $25,669,000 at December 31, 2004, an increase of $1,206,000 or 4.7%. The increase resulted from purchases totaling $1,620,000 (including the purchase of land for approximately $1 million for a future branch site in Osceola County), which were partially offset by depreciation of $412,000 and the sale of a piece of equipment with a book value of $2,000.

Deposits

Total deposits were $680,506,000 at March 31, 2005, compared to $659,630,000 at December 31, 2004, an increase of $20,876,000 or 3.2%. During the three month period ended March 31, 2005, demand deposits increased by $8,039,000 (4.6%), NOW deposits increased by $934,000 (0.9%), savings and money market accounts decreased by $15,366,000 (9.0%), and time deposits increased by $27,269,000 (12.8%).

Securities Sold Under Agreement to Repurchase

The Banks enter into “repurchase agreement” borrowing arrangements with their retail business customers in which the Banks pledge investment securities owned and under their control as collateral against one-day borrowings from these customers pursuant to an agreement by the Banks to repurchase the securities (“securities sold under agreements to repurchase”). These short-term borrowings totaled $34,070,000 at March 31, 2005 compared to $24,627,000 at December 31, 2004, resulting in an increase of $9,443,000, or 38%. The substantial increase in these one-day borrowings between the two dates identified above, are due to seasonality and unique cash positions of the business customers who deposit their temporary excess cash with our Banks. This comparison is not intended to indicate nor do we believe it represents a trend in the Banks’ business.

Other Borrowings

At March 31, 2005, other borrowings consisted of federal funds purchased. From time to time short-term borrowings may also include short-term advances from the Federal Home Loan Bank (“FHLB”). During the first quarter of 2004 we borrowed short-term advances from the FHLB, but we had no outstanding FHLB advances at March 31, 2005. Average FHLB advances during the quarter ended March 31, 2005 were less than $50,000.

Shareholders’ Equity

Shareholders’ equity at March 31, 2005 was $58,165,000, or 7.4% of total assets, compared to $57,664,000, or 7.6% of total assets at December 31, 2004. The increase in shareholders’ equity was due to $1,262,000 of net income earned and $130,000 we received from certain employees upon the exercise of employee stock options during the first quarter of 2005, less a $647,000 net decrease in the market value of securities available for sale, net of deferred taxes, and $244,000 of dividends paid during the quarter.

We paid a quarterly dividend of $0.06 per share on March 31, 2005 to shareholders of record as of the close of business on March 15, 2005.

The federal bank regulatory agencies have established risk-based capital requirements for banks. These guidelines are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such “off-balance sheet” activities as loans sold with recourse, loan commitments, guarantees and standby letters of credit. These guidelines are intended to strengthen the quality of capital held by banks by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity such as preferred stock that may be included in capital. As of March 31, 2005, each of the Banks exceeded the minimum capital levels to be considered “Well Capitalized” under the terms of the applicable federal guidelines.

Selected consolidated capital ratios at March 31, 2005 and December 31, 2004 are presented in the table below.

	Actual		Well capitalized		Excess Amount
	Amount	Ratio	Amount	Ratio
	(Amounts are in thousands of dollars)
March 31, 2005
Total capital (to risk weighted assets)	$70,316	14.1%	$49,998	> 10%	$20,318
Tier 1 capital (to risk weighted assets)	64,375	12.9%	29,999	> 6%	34,376
Tier 1 capital (to average assets)	64,375	8.5%	37,877	> 5%	26,498

December 31, 2004
Total capital (to risk weighted assets)	$68,894	14.6%	$47,163	> 10%	$21,731
Tier 1 capital (to risk weighted assets)	63,209	13.4%	28,298	> 6%	34,911
Tier 1 capital (to average assets)	63,209	8.6%	36,755	> 5%	26,454

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

Net Income

Our net income for the year ended December 31, 2004 was $4,373,000 or $1.17 per share (basic) and $1.14 per share (diluted), compared to $2,626,000 or $0.78 per share (basic) and $0.77 per share (diluted) for the year ended December 31, 2003. Exclusive of the non-recurring income related to the gain from our sale of two branches during the first quarter of 2004, our net income for the year ended December 31, 2004 would have been $3,223,000 or $0.86 per share (basic) and $0.84 per share (diluted). The $1,747,000 or 67% increase in net income (an increase of $597,000 or 23% exclusive of non-recurring income from the gain on sale of branches) for the year ended December 31, 2004 was primarily attributable to a $2,944,000 increase in net interest income, a $245,000 increase in non-interest income (exclusive of gain on sale of branches), less a $2,233,000 increase in non-interest expense, a $27,000 increase in provision for loan lossess, and a $332,000 increase in our provision for income taxes (exclusive of income taxes provided for gain on sale of branches).

Our return on average assets (“ROA”) and return on average equity (“ROE”) for the year ended December 31, 2004 were 0.65% and 8.52%, respectively, (0.48% and 6.28%, respectively, exclusive of non- recurring income from the gain on sale of branches), as compared to the ROA and ROE of 0.48% and 6.41%, respectively, for the year ended December 31, 2003. Our efficiency ratio was 76% for each of the years ended December 31, 2004 and 2003.

The table below provides the required reconciliation between net income and net income exclusive of non-recurring income resulting from the gain on sale of branches.

	2004	2003
	(Amounts are in thousands of dollars, except per share data)
Net income	$4,373	$2,626
Gain on sale of branches, net of $694 taxes	(1,150)	—

Net income exclusive of gain on sale of branches	$3,223	$2,626

Earnings per share, basic	$1.17	$0.78
Gain on sale of branches, net of $0.19 in taxes	(0.31)	—

Earnings per share, basic, exclusive of gain on sale of branches	$0.86	$0.78

Earnings per share, diluted	$1.14	$0.77
Gain on sale of branches, net of $0.18 in taxes	(0.30)	—

Earnings per share, diluted, exclusive of gain on sale of branches	$0.84	$0.77

ROA	0.65%	0.48%
Gain on sale of branches, net of 0.10% in taxes	(0.17)%	—

ROA, exclusive of gain on sale of branches	0.48%	0.48%

ROE	8.52%	6.41%
Gain on sale of branches, net of 1.35% in taxes	(2.24)%	—

ROE, exclusive of gain on sale of branches	6.28%	6.41%

Net Interest Income/Margin

Net interest income consists of interest income generated by earning assets, less interest expense.

Net interest income increased $2,944,000 or 16% to $21,214,000 during the year ended December 31, 2004 compared to net interest income of $18,270,000 for the year ended December 31, 2003. The $2,944,000 increase resulted from a $3,286,000 increase in interest income, primarily attributable to growth in the volume of interest earning assets (primarily our investment securities and loan portfolios), which was partially offset by a $342,000 increase in interest expense, primarily attributable to growth in the volume of interest bearing liabilities (primarily interest bearing deposits) that we used to fund our asset growth.

Average interest earning assets increased $115,297,000 to $618,589,000 during the year ended December 31, 2004 from $503,292,000 for the year ended December 31, 2003. While the yield we earned on average interest earning assets decreased from 5.13% in 2003 to 4.70% in 2004, the increase in volume of these assets ($4,504,000 volume variance) more than offset the decrease in yield ($1,218,000 rate variance).

Average interest bearing liabilities increased $69,011,000 to $481,468,000 during the year ended December 31, 2004 from $412,457,000 for the year ended December 31, 2003. While the cost of average interest bearing liabilities decreased from 1.83% in 2003 to 1.64% in 2004, the positive effects of this yield decrease ($412,000 rate variance) on our net interest income was more than offset by the increase in volume of interest bearing liabilities ($754,000 volume variance). See the tables “Average Balances — Yields & Rates,” and “Analysis Of Changes In Interest Income And Expenses” below.

Average Balances — Yields & Rates

(Dollars are in thousands)

	Years Ended December 31,
	2004			2003
	Average Balance	Interest Inc / Exp	Average Rate/Yield	Average Balance	Interest Inc / Exp	Average Rate/Yield
ASSETS:
Federal funds sold & money market	$54,579	$714	1.31%	$57,796	$651	1.13%
Securities available for sale	142,781	2,940	2.06%	70,929	1,584	2.23%
Loans(1) (2) (6)	421,229	25,434	6.04%	374,567	23,567	6.29%

TOTAL EARNING ASSETS	$618,589	$29,088	4.70%	$503,292	$25,802	5.13%
Allowance for loan losses	(5,365)			(4,538)
All other assets	60,445			52,112

TOTAL ASSETS	$673,669			$550,866

LIABILITIES & SHAREHOLDERS’ EQUITY:
Deposits:
Now	$87,710	$265	0.30%	68,155	$261	0.38%
Money market	105,184	1,057	1.01%	83,828	886	1.06%
Savings	44,767	133	0.30%	35,806	142	0.40%
Time deposits	207,697	5,730	2.76%	205,739	6,026	2.93%
Short-term borrowings (repos)	26,110	193	0.74%	15,562	73	0.47%
Short-term note payable	—	—	—%	600	18	3.00%
Corporate debenture(3)	10,000	496	4.96%	2,767	126	4.55%

TOTAL INTEREST BEARING LIABILITIES	$481,468	$7,874	1.64%	412,457	$7,532	1.83%
Demand deposits	139,084			95,424
Other liabilities	1,777			2,030
Shareholders’ equity	51,340			40,955

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$673,669			$550,866

NET INTEREST SPREAD(4)			3.06%			3.30%

NET INTEREST INCOME		$21,214			$18,270

NET INTEREST MARGIN(5)			3.43%			3.63%

(1)	Loan balances are net of deferred fees/cost of origination.
(2)	Interest income on average loans includes fee recognition of $164,000 and $184,000 for the years ended December 31, 2004 and 2003, respectively.
(3)	Includes amortization of origination costs of $38,000 and $9,000 during years ended December 31, 2004 and 2003, respectively.

(4)	Represents the average rate earned on interest earning assets minus the average rate paid on interest bearing liabilities.
(5)	Represents net interest income divided by total earning assets.
(6)	The average rates have not been presented on a tax equivalent basis, as this amount is not deemed material.

Analysis of Changes in Interest Income and Expenses

(Dollars are in thousands)

	Net Change Dec 31, 2004 versus 2003
	Volume(1)	Rate(2)	Net Change
INTEREST INCOME
Federal funds sold and money market	$(36)	$99	$63
Securities available for sale	1,604	(248)	1,356
Loans	2,936	(1,069)	1,867

TOTAL INTEREST INCOME	$4,504	$(1,218)	$3,286

INTEREST EXPENSE
Deposits:
NOW accounts	$75	$(71)	$4
Money market accounts	226	(55)	171
Savings	36	(45)	(9)
Time deposits	57	(353)	(296)
Short-term borrowings (repos)	49	71	120
Short-term note payable	(18)	—	(18)
Corporate debenture	329	41	370

TOTAL INTEREST EXPENSE	$754	$(412)	$342

NET INTEREST INCOME	$3,750	$(806)	$2,944

(1)	The volume variance reflects the change in the average balance outstanding multiplied by the actual average rate during the prior period.

(2)	The rate variance reflects the change in the actual average rate multiplied by the average balance outstanding during the current period.

Provision for Loan Losses

The provision for loan losses increased $27,000 or 2% to $1,270,000 during the year ended December 31, 2004, as compared to $1,243,000 for the year ended December 31, 2003. Management’s policy is to maintain the allowance for loan losses at a level deemed sufficient, in management’s judgment, to absorb probable losses inherent in our loan portfolio. The allowance is increased by the provision for loan losses, which is a charge to current period earnings, and is decreased by loan charge-offs, net of recoveries on prior loan charge-offs. Therefore, the provision for loan losses (Income Statement effect) reflects management’s current determinations regarding the appropriate allowance for loan losses (Balance Sheet effect). In determining the adequacy of the allowance for loan losses, management considers the conditions of individual borrowers, our historical loan loss experience, the general economic environment and our overall portfolio composition. As these factors change, management makes adjustments to the allowance for loan losses through the provision for loan losses. See “Asset Quality” regarding the allowance for loan losses for additional information.

Non-Interest Income

Non-interest income for 2004 increased by $2,089,000, or 45%, to $6,776,000, compared to $4,687,000 for the year ended December 31, 2003. Exclusive of the $1,844,000 in non-recurring income we earned from the gain on sale of branches during the first quarter of 2004, our remaining non-interest income for 2004 increased by $245,000, or 5.2% compared to 2003. The two largest components contributing to this increase, excluding gain on the sale of branches, were service charges on deposit accounts, which increased approximately $188,000 (6%), and all other service charges, fees and other income, which increased approximately $57,000 (3%).

Non-Interest Expense

Non-interest expense increased $2,233,000, or 13%, to $19,780,000 for the year ended December 31, 2004, compared to $17,547,000 for the year ended December 31, 2003. Contributing to the increase in non-interest expense were a $1,385,000, or 15%, increase in salaries and employee benefits expense; an increase of $124,000, or 3%, in occupancy and depreciation expenses; an increase of $68,000, or 9%, in data processing expenses (including item processing and conversion expenses); and a $656,000, or 17%, in all remaining expenses together.

We attribute the increases in non-interest expenses during 2004, net of the non-interest expenses related to the two branches that were sold during February 2004, to our internal growth.

Non-interest expenses are summarized in the table below.

Non-Interest Expense

(Dollars are in thousands)

	Years ended Dec 31
	2004	2003	Incr(Decr)
Salary, wages and employee benefits	$10,440	$9,055	$1,385
Occupancy expense	2,419	2,316	103
Depreciation of premises and equipment	1,526	1,505	21
Stationary and printing supplies	456	473	(17)
Marketing expenses	378	277	101
Data processing expense	864	796	68
Legal, audit and other professional fees	386	512	(126)
SOX 404(1)	240	—	240
Bank regulatory related expenses	276	265	11
ATM expenses	319	283	36
Other operating expenses	2,476	2,065	411

Total other operating expenses	$19,780	$17,547	$2,233

(1)	Out of pocket expenses relating to the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Income Tax Provision

The income tax provision for the year ended December 31, 2004, was $2,567,000, an effective tax rate of 37.0%, as compared to $1,541,000 for the year ended December 31, 2003, an effective tax rate of 37.0%.

COMPARISON OF BALANCE SHEETS AT DECEMBER 31, 2004 AND DECEMBER 31, 2003

Overview

Total assets grew by $144,883,000, or 24%, from $608,896,000 at December 31, 2003 to $753,779,000 at December 31, 2004. Loans increased by $27,107,000, or 6.5%, from $413,898,000 at December 31, 2003 to $441,005,000 at December 31, 2004. Deposits increased by $121,395,000, or 23%, from $538,235,000 at December 31, 2003 to $659,630,000 at December 31, 2004.

Loans

Lending-related income is the most important component of our net interest income and is a major contributor to our profitability. Our loan portfolio is the largest component of earning assets, and it therefore generates the largest portion of revenues. The absolute volume of loans and the volume of loans as a percentage of earning assets is an important determinant of net interest margin as loans are expected to produce higher yields than investment securities and other earning assets. Average loans during the year ended December 31, 2004 were $421,229,000, or 68% of average earning assets, as compared to $374,567,000, or 74% of average earning assets, for the year ending December 31, 2003. Total loans, net of unearned fees and costs, at December 31, 2004 and 2003 were $441,005,000 and $413,898,000, respectively, an increase of $27,107,000, or 6.5%. This represents loan-to-total asset ratios of 59% and 68% and loan-to-deposit ratios of 67% and 77%, in each case as of December 31, 2004 and 2003, respectively. The growth in loans during this period was attributable to normal business growth, which was offset by the loss of loans that were included as part of our branch sales during February 2004. Market forces during 2004 were such that our deposit growth significantly outpaced our loan growth. We have temporarily invested the excess funds from these deposit inflows in federal funds sold, money market accounts, and short-term U.S. government and government agency securities.

Total residential real estate loans totaled $129,796,000 and total commercial real estate loans totaled $179,846,000, accounting for 29% and 41%, respectively, of our loan portfolio as of December 31, 2004. As of the end of 2004, construction loans totaled $20,032,000, or 4% of our loan portfolio, commercial loans totaled $64,984,000, or 15% of our loan portfolio, and consumer and all other loans totaled $46,883,000, or 11% of our loan portfolio.

Loan concentrations are considered to exist where there are amounts in excess of 25% of our total capital are loaned to multiple borrowers engaged in similar activities, which collectively could be similarly impacted by economic or other conditions. Due to the lack of diversified industry and the relative proximity of the markets we serve, we have concentrations in geographic as well as in types of loans funded. Nevertheless, management does not believe these loan concentrations pose an undue risk to our financial condition or results of operations.

The tables below provide a summary of the loan portfolio composition and maturities as of the dates indicated.

Loan Portfolio Composition

(Dollars are in thousands)

	December 31,
Types of Loans	2004	2003	2002	2001	2000
Real estate loans:
Residential	$129,796	$140,826	$114,183	$84,033	$71,860
Commercial	179,846	157,586	117,964	88,711	74,144
Construction	20,032	16,930	22,544	17,917	13,250

Total real estate loans	329,674	315,342	254,691	190,661	159,254

Commercial	64,984	59,175	43,607	30,900	29,312
Consumer and other loans	46,883	39,908	35,906	23,295	21,657

Total loans – gross	441,541	414,425	334,204	244,856	210,223

Less: unearned fees/costs	(536)	(527)	(483)	(431)	(360)

Total loans	441,005	413,898	333,721	244,425	209,863

Less: allowance for loan losses	(5,685)	(4,850)	(4,055)	(3,076)	(2,730)

Total loans, net	$435,320	$409,048	$329,666	$241,349	$207,133

Loan Maturity Schedule

(Dollars are in thousands)

	December 31, 2004
	0 – 12 Months	1 – 5 Years	Over 5 Years	Total
All loans other than construction	$60,707	$186,965	$173,682	$421,509
Real estate – construction	10,950	4,039	5,043	20,032

Total	$71,812	$191,004	$178,725	$441,541

Fixed interest rate	$16,985	$145,864	$50,261	$213,110
Variable interest rate	54,827	45,140	128,464	228,431

Total	$71,812	$191,004	$178,725	$441,541

	December 31, 2003
	0 – 12 Months	1 – 5 Years	Over 5 Years	Total
All loans other than construction	$68,707	$159,956	$168,832	$397,495
Real estate – construction	6,330	5,898	4,702	16,930

Total	$75,037	$165,854	$173,534	$414,425

Fixed interest rate	$20,537	$120,490	$45,458	$186,485
Variable interest rate	54,500	45,364	128,076	227,940

Total	$75,037	$165,854	$173,534	$414,425

Asset Quality

We maintain an allowance for loan losses that we believe is adequate to absorb probable losses inherent in our loan portfolio. The allowance is increased by the provision for loan losses, which is a charge to current period earnings and decreased by loan charge-offs net of recoveries of prior period loan charge-offs. Loans are charged against the allowance when management believes collection of the principal is unlikely. The allowance consists of amounts reserved for specific loans that management believes may prove uncollectible and amounts generally reserved based on our historical loan loss experience. The specific reserve element is the result of a regular analysis of all our loans and commitments based on credit rating classifications. The general reserve element represents an assessment of potential credit problems and is determined based on loan loss experience of each loan type, general economic conditions, the risk characteristics of various classifications of our loans, credit records of our borrowers, the fair market value of underlying collateral and other factors. We are committed to the early recognition of problems and to maintaining a sufficient allowance.

The table below sets forth the activity in the Company’s allowance for loan losses for the periods presented.

Activity in Allowance for Loan Losses

(Dollars are in thousands)

	2004	2003	2002	2001	2000
Balance, beginning of year	$4,850	$4,055	$3,076	$2,730	$2,302

Loans charged-off:
Commercial	(133)	(298)	(47)	(4)	(72)
Real estate mortgage	(112)	(85)	(159)	(92)	(154)
Consumer	(105)	(151)	(160)	(208)	(83)

Total loans charged-off	(350)	(534)	(366)	(304)	(309)

Recoveries on loans previously charged-off:
Commercial	7	29	1	4	44
Real estate mortgage	3	24	3	43	65
Consumer	35	33	22	26	14

Total loan recoveries	45	86	26	73	123

Net loans charged-off	(305)	(448)	(340)	(231)	(186)

Provision for loan losses charged to expense	1,270	1,243	644	577	614
Acquisition of CSB	—	—	675	—	—
Adjustment relating to sale of branches	(130)	—	—	—	—

Balance, end of year	$5,685	$4,850	$4,055	$3,076	$2,730

Total loans at year end	$441,005	$413,898	$333,721	$244,425	$209,863
Average loans outstanding	$421,229	$374,567	$261,511	$227,792	$193,723

Allowance for loan losses to total loans at year end	1.29%	1.17%	1.22%	1.26%	1.30%
Net charge-offs to average loans outstanding	0.07%	0.12%	0.13%	0.10%	0.10%

Non-performing assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest, OREO and repossessed assets other than real estate. Loans are placed on a non-accrual status when they are past due 90 days and management believes the borrower’s financial condition, after giving consideration to economic conditions and collection efforts, is such that collection of interest is doubtful. When a loan is placed on non-accrual status, interest accruals cease and uncollected interest is reversed and charged against current income. Subsequent collections reduce the principal balance of the loan until the loan is returned to accrual status.

At December 31, 2004, non-accrual loans totaled $890,000, which included an aggregate of $667,000 in real estate related loans (5 loans), $25,000 in a mobile home loan (1 loan), and several vehicle, equipment and other miscellaneous loans aggregating $198,000 (6 loans). At December 31, 2004, loans that were past due 90 or more days and still accruing interest totaled $7,000.

At December 31, 2004 OREO totaled $384,000, and consisted of one single-family house ($319,000), and vacant land ($65,000).

At December 31, 2004 repossessed assets other than real estate totaled $24,000, and consisted of three repossessed vehicles.

Total non-performing assets as of December 31, 2004 decreased $336,000, or 20%, to $1,305,000, compared to $1,641,000 as of December 31, 2003. Non-performing assets, as a percentage of total assets at December 31, 2004 and December 31, 2003, were 0.17% and 0.27%, respectively. Management believes that the allowance for loan losses at December 31, 2004 was adequate to absorb anticipated losses in our loan portfolio.

Interest income not recognized on non-accrual loans was approximately $40,000, $10,000 and $12,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Interest income recognized on impaired loans was approximately $48,000, $22,000 and $19,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The average recorded investment in impaired loans during 2004, 2003 and 2002 was $1,103,000, $333,000 and $298,000, respectively. The table below summarizes our non-performing assets as of the dates indicated.

Non-Performing Assets

(Dollars are in thousands)

	December 31,
	2004	2003	2002	2001	2000
Non-accrual loans	$890	$1,078	$402	$580	$837
Past due loans 90 days or more and still accruing interest	7	246	996	64	92
Other real estate owned (“OREO”)	384	282	65	—	139
Repossessed assets other than real estate	24	35	19	15	—

Total non-performing assets	$1,305	$1,641	$1,482	$659	$1,068

Total non-performing assets as a percentage of total assets	0.17%	0.27%	0.30%	0.19%	0.34%

Allowance for loan losses as a percentage of non-performing assets	436%	296%	274%	467%	256%

Restructured loans	$—	$—	$—	$—	$—

Recorded investment in impaired loans	1,053	368	433	163	125

Allowance for loan losses related to impaired loans	406	132	124	71	63

Management is continually analyzing our loan portfolio in an effort to recognize and resolve our problem assets as quickly and efficiently as possible. While management believes it uses the best information available at the time to make a determination with respect to the allowance for loan losses, management recognizes that many factors can adversely impact various segments of our markets, and subsequent adjustments in the allowance may be necessary if future economic indications or other factors differ from the assumptions used in making the initial determination or if regulatory policies change. Management continuously focuses its attention on promptly identifying and providing for potential problem loans, as they arise. Although the total allowance for loan losses is available to absorb losses from all loans, management allocates the reserve among the general loan portfolio categories for informational and regulatory reporting purposes. Regulatory examiners may require us to recognize additions to the allowance based upon the regulators’ judgments about the information available to them at the time of their examination, which may differ from our management’s judgments about the allowance for loan losses.

The table below summarizes our allocation of allowance for loan losses for the dates indicated.

Allocation of allowance for loan losses

(Dollars are in thousands)

	December 31,
	2004	2003	2002	2001	2000
Real estate loans:
Residential	$876	$815	$854	$603	$324
Commercial	2,562	1,927	1,789	1,442	1,342
Construction	324	237	290	245	130

Total real estate loans	3,762	2,979	2,933	2,290	1,796

Commercial	1,184	1,301	724	479	642
Consumer and other loans	665	570	398	307	292
Unallocated	74	—	—	—	—

Total	$5,685	$4,850	$4,055	$3,076	$2,730

Percentage of loans in each category to total loans

	December 31,
	2004	2003	2002	2001	2000
Real estate loans:
Residential	29%	34%	34%	34%	34%
Commercial	41%	38%	35%	36%	36%
Construction	4%	4%	7%	7%	6%

Total real estate loans	74%	76%	76%	77%	76%

Commercial	15%	14%	13%	13%	14%
Consumer and other loans	11%	10%	11%	10%	10%

Total	100%	100%	100%	100%	100%

Percentage of allowance for loan losses to total loans in each category

	December 31,
	2004	2003	2002	2001	2000
Real estate loans:
Residential	0.67%	0.58%	0.75%	0.72%	0.45%
Commercial	1.42%	1.22%	1.52%	1.63%	1.81%
Construction	1.62%	1.40%	1.29%	1.37%	0.98%
Total real estate loans	1.14%	0.94%	1.15%	1.20%	1.13%

Commercial	1.82%	2.20%	1.66%	1.55%	2.19%
Consumer and other loans	1.42%	1.43%	1.11%	1.32%	1.35%
Total	1.29%	1.17%	1.21%	1.26%	1.30%

Deposits

Total deposits increased $121,395,000 to $659,630,000 as of December 31, 2004, up from $538,235,000 at December 31, 2003. We do not rely on purchased or brokered deposits as a source of funds. Instead, we rely on deposits generated within our market area as our primary source of funds for investment, principally in loans. The tables below summarize selected deposit information for the periods indicated.

Average deposit balance by type and average interest rates

(Dollars are in thousands)

	2004		2003		2002
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non interest bearing demand deposits	$139,084	0.00%	$95,424	0.00%	$62,657	0.00%
NOW accounts	87,710	0.30%	68,155	0.38%	47,515	0.59%
Money market accounts	105,184	1.01%	83,828	1.06%	55,771	1.56%
Savings accounts	44,767	0.30%	35,806	0.40%	28,210	0.82%
Time deposits	207,697	2.76%	205,739	2.93%	145,970	3.75%

Total	$584,442	1.23%	$488,952	1.50%	$340,123	2.01%

Maturity of time deposits of $100,000 or more

(Dollars are in thousands)

	December 31,
	2004	2003	2002
Three months or less	$15,261	$18,082	$15,445
Three through six months	16,678	20,819	12,305
Six through twelve months	13,886	12,109	12,132
Over twelve months	41,339	30,823	23,960

Total	$87,164	$81,833	$63,842

Repurchase Agreements

The daily average balance of short-term borrowing “repurchase agreement” arrangements for the years ended December 31, 2004, 2003 and 2002, was approximately $26,110,000, $15,562,000 and $4,185,000, respectively. Interest expense related to these repurchase agreements for the same periods was approximately $193,000, $73,000 and $40,000, respectively, resulting in average rates paid of 0.74%, 0.47% and 0.96% for the years ended December 31, 2004, 2003, and 2002, respectively.

The table below summarizes our repurchase agreements as of the dates indicated.

Schedule of short-term borrowings(1)

(Dollars are in thousands)

	Maximum outstanding at any month end	Average balance	Average interest rate during the year	Ending balance	Weighted average interest rate at year end
Year ended December 31,
2004	$35,167	$26,110	0.74%	$24,627	1.56%
2003	$24,366	$15,562	0.47%	$17,465	0.28%
2002	$11,486	$4,185	0.96%	$10,005	0.56%

(1)	Consists of securities sold under agreements to repurchase

Note Payable

During the quarter ended June 30, 2003, we entered into an unsecured borrowing facility with a large regional bank. The facility is a two year $2.4 million line of credit with a floating interest rate of three-month LIBOR +1.75%. We paid off all of our borrowings under the facility during September 2003 using proceeds from the corporate debenture we issued in connection with our offering of trust preferred securities on September 22, 2003, as described below under “Corporate Debenture.”

Corporate Debenture

CenterState Banks of Florida Statutory Trust I, or the “Trust,” is a wholly owned subsidiary trust of the Company that was formed during the third quarter of 2003 for the purpose of issuing trust preferred securities. On September 22, 2003, we issued a floating rate corporate debenture in the amount of $10 million to the Trust. The Trust purchased the corporate debenture from us using the proceeds it received upon its sale of trust preferred securities in a private placement. The trust preferred securities issued by the Trust have substantially the same dividend payment and maturity terms as the interest payment and maturity terms of the corporate debenture we issued to the Trust, and pay a quarterly cumulative preferred dividend at a variable rate equal to the interest rate on the corporate debenture (three month LIBOR plus 305 basis points). The interest rate in effect during the quarter ended December 31, 2004 was 5.025%. The corporate debenture and the trust preferred securities each have 30-year lives. The trust preferred securities and the corporate debenture are callable by us or the Trust, at their respective option, five years after the date of issuance, and earlier in the case of specific events, subject to prior approval by the Federal Reserve Board, if then required. In connection with the trust preferred offering and our sale of the corporate debenture, we incurred loan origination costs of $188,000 that were capitalized and are being amortized to interest expense over a five year period. The Company treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes.

During 2003, the Company used a portion of the $10 million of capital received from the sale of the corporate debenture to pay down its $2.2 million short-term borrowing facility. The Company invested the remainder of the proceeds in investment securities (through its Banks) and intends to use these funds to capitalize the future growth of the Banks.

Securities

We account for our investments at fair value and classify our entire investment portfolio as available for sale. Unrealized holding gains and losses are included as a separate component of shareholders’ equity, net of the effect of deferred income taxes.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the security.

If a security has a decline in fair value below its amortized cost that is other-than-temporary, then the security will be written down to its new cost basis by recording a loss in the statement of operations. We do not engage in trading activities as defined in Statement of Financial Accounting Standard Number 115.

Our available for sale portfolio totaled $191,400,000 at December 31, 2004 and $95,357,000 at December 31, 2003, or 25% and 16%, respectively, of total assets. See the tables below for a summary of security type, maturity and average yield distributions of our investment securities portfolio.

We use our securities portfolio primarily as a source of liquidity and a base from which to pledge assets for repurchase agreements and public deposits. When our liquidity position exceeds expected loan demand, other investments are considered by management as a secondary earnings alternative. Typically, management remains short-term (under 5 years) in its decision to invest in certain securities. As these investments mature, they will be used to meet cash needs or will be reinvested to maintain a desired liquidity position. We have designated all of our securities as available-for-sale to provide flexibility, in case an immediate need for liquidity arises. Management believes the composition of the investment portfolio offers it flexibility in managing its liquidity position and interest rate sensitivity, without adversely impacting its regulatory capital levels. The available for sale portfolio is carried at fair market value and had a net unrealized loss of approximately $1,236,000 at December 31, 2004, compared to a net unrealized gain of approximately $31,000 at December 31, 2003.

We invest primarily in direct obligations of the United States, obligations guaranteed as to the principal and interest by the United States, mortgage backed securities and obligations of agencies of the United States. In addition, we enter into federal funds transactions with our principal correspondent banks, and act as a net seller of such funds. The Federal Reserve Bank and the Federal Home Loan Bank also require equity investments to be maintained by us.

The tables below summarize the maturity distribution of securities, weighted average yield by range of maturities, and distribution of securities as of the dates indicated.

Maturity Distribution of Investment Securities

(Dollars are in thousands)

	December 31, 2004		December 31, 2003
AVAILABLE-FOR-SALE	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
U.S. Treasury and government agencies, mortgage back securities, and obligations of State and political Subdivisions:
One year or less	$78,678	$78,406	$33,234	$33,345
Over one through five years	109,042	108,128	55,461	55,435
Over five through ten years	3,094	3,044	4,718	4,664
Over ten years	635	635	635	635
Federal Reserve Bank stock	674	674	566	566
Federal Home Loan Bank stock	413	413	612	612
Other equity investment	100	100	100	100

Total	$192,636	$191,400	$95,326	$95,357

Weighted Average Yield by Range of Maturities

(Average yields on securities available for sale are calculated based on amortized cost)

	Dec 31, 2004	Dec 31, 2003
One year or less	1.81%	2.03%
Over one through five years	2.81%	2.35%
Over five through ten years	3.43%	3.32%
Over ten years (variable rate security)	2.41%	1.25%

Distribution of Investment Securities

(Dollars are in thousands)

	December 31, 2004		December 31, 2003
AVAILABLE-FOR-SALE	Amortized Cost	Fair Value	Amortized Cost	Fair Value
US Treasury securities	$121,438	$120,809	$58,752	$58,891
US Government agencies	21,826	21,717	7,999	7,988
State, county, & municipal	635	635	635	635
Mortgage-backed securities	47,250	46,752	26,662	26,565
Federal Reserve Bank stock	674	674	566	566
Federal Home Loan Bank stock	413	413	612	612
Other investment	400	400	100	100

Total	$192,636	$191,400	$95,326	$95,357

Liquidity and Market Risk Management

Market and public confidence in our financial strength and financial institutions in general will largely determine our access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound asset quality and appropriate levels of capital reserves.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures our liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds on a daily and weekly basis.

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liabilities, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations cost-effectively and to meet current and future potential obligations such as loan commitments, lease obligations, and unexpected deposit outflows. In this process, we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet our needs. While our liquidity monitoring and management considers both present and future demands for and sources of liquidity, the following table of contractual commitments focuses only on our future obligations. In the table, all deposits with indeterminate maturities, such as demand deposits, checking accounts, savings accounts and money market accounts, are presented as having a maturity of one year or less.

	December 31, 2004
	Total	One year or less	Over one year and less than three years	Over three years and less than five years	Over five years
	(in thousands of dollars)
Contractual commitments:
Deposit maturities	$484,558	$373,520	$70,957	$40,081	$—
Securities sold under agreements to repurchase	24,627	24,627	—	—
Long-term debt	10,000	—	—	—	10,000
Operating lease obligations	1,535	340	653	542	—

Total	$520,720	$398,487	$71,610	$40,623	$10,000

Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities, at a given time interval, including both floating rate instruments and instruments which are approaching maturity. The measurement of our interest rate sensitivity, or gap, is one of the principal techniques used in asset/liability management. Management generally attempts to maintain a ratio, set by policy, between rate-sensitive assets and liabilities by repricing periods. Each Bank sets its own range, approved by its board of directors. Generally, the range is between 1.25 and 0.75. A Bank must obtain specific approval of its board of directors if its gap ratio falls outside its pre-approved range.

The asset mix of the balance sheet is evaluated continually in terms of several variables: yield, credit quality, and appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

Our gap and liquidity positions are reviewed periodically by management to determine whether or not changes in policies and procedures are necessary to achieve financial goals and contain risk exposure. At December 31, 2004, approximately 52% of total gross loans were adjustable rate and 56% of total investments (including investment securities, federal funds sold and money market accounts) either reprice or mature in less than one year. Deposit liabilities consisted of approximately $100,496,000 (15%) in NOW accounts, $170,892,000 (26%) in money market and savings accounts, $213,170,000 (32%) in time deposits and $175,072,000 (27%) in non-interest bearing demand accounts.

At December 31, 2003, approximately 55% of total gross loans were adjustable rate and 57% of total investments (including investment securities, federal funds sold and money market) either reprice or mature in less than one year. Deposit liabilities consisted of approximately $76,404,000 (14%) in NOW accounts, $125,570,000 (23%) in money market and savings accounts, $218,042,000 (41%) in time deposits and $118,219,000 (22%) in non-interest bearing demand accounts. A rate sensitivity analysis is presented below as of December 31, 2004 and December 31, 2003.

At December 31, 2004, our cumulative one-year gap was 0.86, which indicates a negative position (i.e. less than 1.00). A negative cumulative gap means that we have fewer interest bearing assets that may reprice during the year than interest bearing liabilities that may reprice during the same period. However, in our experience, not all liabilities shown in our gap analysis as being subject to repricing during a given period will in fact undergo significant repricing even as market interest rates change. For example, we have a base of core deposits consisting of interest-bearing checking and savings accounts whose average balances and interest rates paid generally fluctuate little with changes in the levels of market rates of interest. Consequently, these relatively static interest-bearing liabilities, while sensitive to market interest rates and therefore included in our interest rate sensitivity gap analysis, tend to have a much greater effect on our gap analysis then they do on our actual net interest margin. Because the effects of these interest-bearing liabilities tends to be overstated in our gap analysis, we believe that the spread between our interest-earning assets and interest-bearing liabilities will actually increase in the near term rising interest rate environment, notwithstanding our negative gap, as the rates we are required to pay on these more static interest-bearing deposit accounts fails to keep pace with the increases in rates we earn on loans and securities as market rates rise.

We have prepared a table which presents the market risk associated with financial instruments held by us. In the “Rate Sensitivity Analysis” table, rate-sensitive assets and liabilities are shown by maturity or repricing periods, and are separated according to whether they carry fixed or variable interest rates. The estimated fair value of each instrument category is also shown in the table. While these estimates of fair value are based on management’s best judgments, they are subjective estimates and there can be no assurance that, if we had to dispose of such instruments at December 31, 2004, the estimated fair values would necessarily have been achieved at that date. The estimated fair values at December 31, 2004, may not be indicative of management’s fair value estimates as of any other date.

RATE SENSITIVITY ANALYSIS

December 31, 2004

(Dollars are in thousands)

	0-1 Yr	1-2 Yrs	2-3 Yrs	3-4 Yrs	4-5 Yrs	5 Yrs +	TOTAL	Est. Fair Value
	(Dollars in thousands)
INTEREST EARNING ASSETS:
Loans
Fixed-rate loans(3)	$16,985	$17,150	$25,682	$52,868	$50,164	$50,261	$213,110	$212,355
Average interest rate	6.62%	6.87%	7.00%	6.11%	6.51%	6.88%	6.60%
Variable-rate loans(3)	189,694	10,210	8,937	9,898	8,690	1,002	228,431	228,431
Average interest rate	5.77%	6.05%	6.29%	6.25%	6.45%	6.18%	5.85%
Investment securities(1)
Fixed-rate investments	78,678	56,205	16,626	19,405	16,806	3,094	190,814	189,578
Average interest rate	1.81%	2.37%	3.16%	3.14%	3.57%	3.43%	2.41%
Variable-rate investments	635	0	0	0	0	0	635	635
Average interest rate	2.41%						2.41%
Federal funds sold(4)	62,809	0	0	0	0	0	62,809	62,809
Average interest rate	2.07%						2.07%
Other earning assets(2)	1,087	0	0	0	0	0	1,087	1,087
Average interest rate	5.08%						5.08%

Total interest-earning assets	$349,888	$83,565	$51,245	$82,171	$75,660	$54,357	$696,886	$694,895
Average interest rate	4.25%	3.74%	5.63%	5.43%	5.85%	6.67%	4.79%

INTEREST BEARING LIABILITIES
NOW	$100,496	$0	$0	$0	$0	$0	$100,496	$100,496
Average interest rate	0.30%						0.30%
Money market	119,881	0	0	0	0	0	119,881	119,881
Average interest rate	1.16%						1.16%
Savings	51,011	0	0	0	0	0	51,011	51,011
Average interest rate	0.35%						0.35%
CDs $100,000 & over	45,825	12,074	13,345	6,339	9,581	0	87,164	89,410
Average interest rate	2.10%	3.31%	4.28%	4.27%	4.73%		3.05%
CDs under $100,000	56,307	21,110	24,428	11,666	12,495	0	126,006	130,237
Average interest rate	1.95%	3.10%	4.14%	4.13%	4.63%		3.03%
Securities sold under Repurchase agreement	24,627	0	0	0	0	0	24,627	24,627
Average interest rate	1.56%						1.56%
Corporate debenture	10,000	0	0	0	0	0	10,000	10,000
Average interest rate	5.03%						5.03%

Total interest-bearing liabilities	$408,147	$33,184	$37,773	$18,005	$22,076	$0	$519,185	$525,662
Average interest rate	1.18%	3.18%	4.18%	4.18%	4.67%	0.00%	1.78%

Interest sensitivity gap	(58,259)	50,381	13,472	64,166	53,584	54,357
Cumulative gap	(58,259)	(7,878)	5,594	69,760	123,344	177,701
Cumulative gap to total assets	(7.7)%	(1.0)%	0.7%	9.3%	16.4%	23.6%
Cumulative gap (RSA/RSL)(5)	0.86	0.98	1.01	1.14	1.24	1.34

(1)	Securities are shown at amortized cost.

(2)	Represents interest earning Federal Reserve stock and Federal Home Loan Bank stock.

(3)	Loans are shown at gross value.

(4)	Includes fed funds sold and money market accounts held at a large regional bank.

(5)	Rate sensitive assets (RSA) divided by rate sensitive liabilities (RSL), cumulative basis.

RATE SENSITIVITY ANALYSIS

December 31, 2003

(Dollars are in thousands)

	0-1 Yr	1-2 Yrs	2-3 Yrs	3-4 Yrs	4-5 Yrs	5 Yrs +	TOTAL	Est. Fair Value
	(Dollars in thousands)
INTEREST EARNING ASSETS:
Loans
Fixed-rate loans(3)	$20,537	$14,080	$24,886	$25,084	$56,440	$45,458	$186,485	$187,515
Average interest rate	6.53%	7.81%	7.14%	7.30%	6.04%	7.04%	6.79%
Variable-rate loans(3)	189,705	13,910	9,804	1,734	12,170	617	227,940	227,940
Average interest rate	4.98%	5.99%	6.46%	6.83%	6.28%	6.05%	5.19%
Investment securities(1)
Fixed-rate investments	33,234	29,519	3,892	4,127	17,923	4,718	93,413	93,444
Average interest rate	2.03%	1.85%	2.68%	2.23%	3.13%	3.32%	2.28%
Variable-rate investments	635	0	0	0	0	0	635	635
Average interest rate	1.25%						1.25%
Federal funds sold(4)	46,216	0	0	0	0	0	46,216	46,216
Average interest rate	0.97%						0.97%
Other earning assets(2)	1,178	0	0	0	0	0	1,178	1,178
Average interest rate	4.70%						4.70%

Total interest-earning assets	$291,505	$57,509	$38,582	$30,945	$86,533	$50,793	$555,867	$556,928
Average interest rate	4.11%	4.31%	6.51%	6.60%	5.47%	6.68%	4.88%

INTEREST BEARING LIABILITIES
NOW	$76,404	$0	$0	$0	$0	$0	$76,404	$76,404
Average interest rate	0.33%						0.33%
Money market	85,360	0	0	0	0	0	85,360	85,360
Average interest rate	0.93%						0.93%
Savings	40,210	0	0	0	0	0	40,210	40,210
Average interest rate	0.27%						0.27%
CDs $100,000 & over	51,010	7,568	5,970	13,808	3,377	100	81,833	84,151
Average interest rate	2.28%	3.27%	4.04%	4.50%	3.69%	1.00%	2.93%
CDs under $100,000	79,847	13,842	11,546	23,668	7,306	0	136,209	139,831
Average interest rate	2.12%	3.15%	3.85%	4.33%	3.67%		2.84%
Securities sold under Repurchase agreement	17,465	0	0	0	0	0	17,465	17,465
Average interest rate	0.28%						0.28%
Corporate debenture	10,000	0	0	0	0	0	10,000	10,000
Average interest rate	4.19%						4.19%

Total interest-bearing liabilities	$360,296	$21,410	$17,516	$37,476	$10,683	$100	$447,481	$453,421
Average interest rate	1.24%	3.19%	3.91%	4.40%	3.68%	1.00%	1.76%

Interest sensitivity gap	(68,791)	36,099	21,066	(6,531)	75,850	50,693
Cumulative gap	(68,791)	(32,692)	(11,626)	(18,157)	57,693	108,386
Cumulative gap to total assets	(11.3)%	(5.4)%	(1.9)%	(3.0)%	9.5%	17.8%
Cumulative gap (RSA/RSL)(5)	0.81	0.91	0.97	0.96	1.13	1.24

(1)	Securities are shown at amortized cost.

(2)	Represents interest earning Federal Reserve stock and Federal Home Loan Bank stock.

(3)	Loans are shown at gross value.

(4)	Includes fed funds sold and money market accounts held at a large regional bank.

(5)	Rate sensitive assets (RSA) divided by rate sensitive liabilities (RSL), cumulative basis.

Primary Sources and Uses of Funds

Our primary sources of funds during the year ended December 31, 2004 were a $145,543,000 increase in deposits, net proceeds of $12,698,000 received from our shareholder rights offering, $120,000 in proceeds from our sale of a minority interest in our C.S. Processing subsidiary, net proceeds of $829,000 received from sale of two branches, $321,000 of proceeds received upon the exercise of stock options by our employees, $6,045,000 in funds provided by operations, a $7,162,000 increase in borrowings from securities sold under repurchase agreements, and $497,000 proceeds from the sale of OREO.

Our primary uses of funds during 2004 included a $49,498,000 increase in net loans outstanding, a $5,883,000 increase in premises and equipment expenses, a $97,780,000 increase in investment securities net of maturities/sales, our payment of $65,000 to shareholders related to our acquisition of CSB, including fractional share payments, $933,000 in dividends paid to our shareholders and a $19,056,000 increase in federal funds sold and other cash items.

Capital Resources

Total shareholders’ equity at December 31, 2004 was $57,664,000, or 7.6% of total assets, compared to $41,963,000, or 6.9% of total assets at December 31, 2003. The $15,701,000 increase in shareholders’ equity was primarily the result of the following items: net proceeds of $12,708,000 received from the shareholder rights offering, plus net income of $4,373,000, plus proceeds to us of $311,000 upon the exercise of stock options by certain of our employees, less $933,000 in dividends paid, less $791,000 net change of unrealized losses in securities available for sale.

The bank regulatory agencies have established risk-based capital requirements for banks. These guidelines are intended to provide an additional measure of a bank’s capital adequacy by assigning weighted levels of risk to asset categories. Banks are also required to systematically maintain capital against such “off- balance sheet” activities as loans sold with recourse, loan commitments, guarantees and standby letters of credit. These guidelines are intended to strengthen the quality of capital by increasing the emphasis on common equity and restricting the amount of loan loss reserves and other forms of equity such as preferred stock that may be included in capital. The objective of each of the Banks is to maintain its current status as a “well-capitalized institution” as that term is defined by its regulators.

Under the terms of the regulatory guidelines, banks must meet minimum capital adequacy requirements based upon both total assets and risk-adjusted assets. All banks are required to maintain a minimum ratio of total capital to risk-weighted assets of 8% and a minimum ratio of Tier 1 capital to risk-weighted assets of 4%. Adherence to these guidelines has not had an adverse impact on us.

Selected consolidated capital ratios at December 31, 2004, and 2003 were as follows:

Capital Ratios

(Dollars are in thousands)

	Actual		Well Capitalized		Excess Amount
	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total capital: (to risk-weighted assets):	$68,894	14.6%	$47,163	10.0%	$21,731
Tier 1 capital: (to risk-weighted assets):	$63,209	13.4%	$28,298	6.0%	$34,911
Tier 1 capital: (to average assets):	$63,209	8.6%	$36,755	5.0%	$26,454

As of December 31, 2003:
Total capital: (to risk-weighted assets):	$51,160	12.5%	$40,997	10.0%	$10,163
Tier 1 capital: (to risk-weighted assets):	$46,310	11.3%	$24,598	6.0%	$21,712
Tier 1 capital: (to average assets):	$46,310	7.8%	$29,520	5.0%	$16,790

Effects of Inflation and Changing Prices

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders’ equity. Commercial and other loan originations and refinancings tend to slow as interest rates increase, and can reduce our earnings from such activities.

Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements, other than approved and unfunded loans and letters and lines of credit to its customers in the ordinary course of business.

BUSINESS

General

We are a bank holding company whose business is conducted primarily through our four wholly-owned subsidiary banks. We were organized in September 1999 and in June 2000 closed three separate merger transactions resulting in First National Bank of Osceola County, CenterState Bank West Florida, N.A. (formerly known as Community National Bank of Pasco County) and First National Bank of Polk County becoming separate wholly-owned subsidiaries of CenterState. The mergers were accounted for using the pooling method of accounting. In December 2002, we acquired CenterState Bank of Florida, which became our fourth wholly-owned subsidiary bank. This transaction was accounted for using the purchase method of accounting. At March 31, 2005, we had approximately $789.8 million in total assets, $680.5 million in total deposits, $455.7 million in net loans, and shareholders’ equity of $58.1 million. The Banks’ deposits are insured by the Federal Deposit Insurance Corporation, up to applicable limits.

Through our subsidiaries, we offer a wide range of commercial and retail banking and financial services to businesses and individuals. Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We offer all types of commercial loans which include owner-occupied commercial real estate, acquisition, development and construction, income-producing properties, short-term working capital, inventory and receivable facilities, and equipment loans. We also offer a full complement of consumer loan products that include residential real estate, installment loans, home equity and home equity lines. Our lending focus is predominantly on small to medium-sized business and consumer borrowers. Most importantly, we provide our customers with access to local bank officers who are empowered to act with flexibility to meet customers’ needs in an effort to foster and develop long-term loan and deposit relationships.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation (FDIC). This regulation is intended for the protection of our depositors, not our shareholders.

Market Areas and Competition

We currently conduct business through 25 branches in our subsidiary banks’ market areas of Citrus, Hernando, Orange, Osceola, Pasco, Polk and Sumter Counties, Florida. Our markets are located in Central Florida and are comprised of residential communities exhibiting strong growth characteristics within our seven county footprint.

As a whole, the banking industry in Florida is highly competitive. Our subsidiary Banks compete with local as well as with national and regional financial institutions in our markets. In addition, our Banks compete with credit unions, brokerage firms and money market firms. We compete with institutions which may have greater financial resources than our Banks, and which may be able to offer more services to customers. In recent years, intense market demands, economic pressures, and increased customer awareness of products and services, and the availability of electronic services have forced banks to diversify their services and become more cost-effective. Our Banks face strong competition in attracting and retaining deposits and loans.

Direct competition for deposits comes from other commercial banks, savings institutions, credit unions and issuers of securities, such as shares in money market funds. Interest rates on deposit accounts, convenience of banking facilities, products and services, and marketing are all significant factors in the competition for deposits.

Competition for loans comes from other commercial banks, savings institutions, insurance companies, consumer finance companies, credit unions, mortgage banking firms and other institutional lenders. We primarily compete for loan originations through our handling of loans and the overall quality of service. Competition is affected by the availability of lendable funds, general and local economic conditions, interest rates, and other factors that are not readily predictable.

We expect competition will continue in the future due to statewide branching laws and the entry of additional bank and nonbank competitors in our markets.

Business Strategy

Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on commercial real estate, residential mortgage lending, commercial business loans to small- and medium-sized businesses and consumer lending. As a result of the consolidation of small- and medium-sized financial institutions, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small- and middle-market commercial and retail customers. We emphasize comprehensive retail and small business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers.

To continue asset growth and profitability, our marketing strategy is targeted to:

•	Emphasize Relationship Banking. We believe customers still want to do business with a person and they want to feel they are important to us. To accomplish this objective, we emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach. Providing rapid responses to our customers’ needs not only helps us solidify relationships, but gives us important, timely feedback to our management regarding key issues of service quality and products demanded by our markets.

•	Maintain Local Decision Making. We believe in our market areas customers are attracted and retained primarily though personal customer service and a local, community-oriented atmosphere in which they can feel comfortable and trust the bank personnel with whom they are dealing. In order to maintain this atmosphere, our subsidiary Banks each operate autonomously under our corporate umbrella, allowing our Banks to retain their local entrepreneurial identity, autonomy and decision making. By keeping with this community banking strategy, we feel our employees and customers will forge long-tem, mutually beneficial relationships. With management maintained locally and accessible to our customers, we believe our Banks can respond more quickly to our customers’ needs than other, larger banks. We plan to maintain our local presence and decision making processes as we expand and grow in our existing markets and additional markets throughout Central Florida.

•	Continue our Disciplined Execution. We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of conservative underwriting standards, experienced loan officers and the strength of the Central Florida economy. While our lending decisions are made locally, we maintain a centralized loan review process. Our loan review officer, who is independent of the lending function and is not an employee of any of the Banks, periodically reviews each Bank’s loan portfolio with an annual goal of providing credit reviews on at least 50% of our commercial and commercial real estate relationships. At March 31, 2005, our nonperforming assets as a percentage of total assets were 0.18% and our ratio of net charge-offs to average loans was 0.03%. Our year-end nonperforming assets as a percentage of total assets have not exceeded 0.34% in any of the past five years, and have averaged approximately 0.25%.

•

Grow Organically in Our Existing Markets.    Our markets have been subject to large scale consolidation of local community banks primarily by larger, out-of-state financial institutions. We believe there is a large customer base in our markets which prefers doing business with a local institution and may be dissatisfied with the service received from larger regional banks. By providing our customers with high quality, superior service, coupled with the underlying high-growth characteristics of the counties in which we operate, we expect to continue our strong organic growth. We believe the success of our strategy is evidenced by the growth of our deposits from approximately $280.2 million at December 31, 2000 to approximately $680.5 million at March 31, 2005, and net loans, which increased from approximately $207.1 million at December 31, 2000 to approximately $455.7 million at March 31, 2005. We expect the continued consolidation of the banking industry and the customer disruption caused by mergers initiated primarily by our larger, out-of-state competitors will continue to provide us additional opportunities to expand our operations and increase our market share in Central Florida.

•	Grow through Acquisitions and Branching. We will actively consider both acquisitions and de novo branching in both our existing market areas and in contiguous markets in Central Florida. We are focused on expansion opportunities in markets with favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. Since June 30, 2000, we have successfully integrated four banks and have opened nine de novo branches. As part of our branching strategy, we have identified site locations for two more de novo branches to be opened in 2005.

•	Improve Our Core Profitability. We believe as we grow our franchise we will be able to take advantage of the economies of scale typically enjoyed by larger organizations. We believe the investments we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues. We believe the effect of these trends going forward should improve our profitability over time. Our net income for the first quarter of 2005 was $1,262,000 compared to net income in the first quarter of 2004 of $603,000, which excludes a $1,150,000 after tax gain from the sale of two of our branches. This represents a quarter to quarter increase of $659,000, or 109.3%.

Banking Services

Commercial Banking.    The Banks focus their commercial loan originations on small- and mid-sized businesses (generally up to $5 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. The Banks offer a range of cash management services and deposit products to their commercial customers. Computerized banking is currently available to commercial customers.

Retail Banking.    Our retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by the Banks to meet the varied needs of their customers from young persons to senior citizens. In addition to traditional products and services, the Banks offer contemporary products and services, such as debit cards, mutual funds and annuities, Internet banking and electronic bill payment services. Consumer loan products offered by the Banks include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Mortgage Banking.    Our mortgage banking business is structured to provide a source of fee income largely from the brokering of single family home mortgages for a fee. We also originate primarily adjustable rate loans to be held in the Banks’ loan portfolio.

Deposits

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We believe the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. A secondary source of available funding is through advances from the Federal Home Loan Bank of Atlanta, and other borrowings which enable us to borrow funds at rates and terms, which at times, are more beneficial to us.

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour internet banking, direct deposit, travelers’ checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout Florida and in other states.

Lending Activities

Loan Portfolio Composition.    At March 31, 2005, our loan portfolio totaled $455.7 million, representing approximately 57.7% of our total assets of $789.8 million. For a discussion of our loan portfolio, see “Management’s Discussion of Financial Condition and Results of Operation — Loan Portfolio.”

The composition of our loan portfolio at March 31, 2005 and 2004 is indicated below, along with the growth from the prior year.

	Total Loans March 31, 2005	% of Loans to Total Loans	Total Loans March 31, 2004	% of Loans to Total Loans	% increase (decrease) from March 31, 2004 to 2005
	(dollars in thousands)
Real estate loans:
Residential	$133,589	28.9%	$125,797	31.5%	6.2%
Commercial	188,203	40.7%	157,804	39.6%	19.3%
Construction	26,800	5.8%	17,026	4.3%	57.4%

Total real estate loans	$348,592	75.4%	$300,627	75.4%	16.0%

Commercial	64,911	14.0%	53,767	13.5%	20.7%
Consumer and other loans	48,765	10.6%	44,491	11.1%	9.6%

Total gross loans	$462,268	100.0%	$398,885	100.0%	15.9%
Unearned fees	(601)		(510)

Total loans net of unearned fees	$461,667		$398,375
Allowance for loan losses	(5,941)		(5,163)

Total loans net of unearned fees and allowance for loan losses	$455,726		$393,212

Non-performing assets include (1) non-accrual loans; (2) accruing loans that are 90 days or more delinquent that are deemed by management to be adequately secured and in the process of collection; (3) other real estate owned, or OREO (i.e. real estate acquired through foreclosure or deed in lieu of foreclosure); and (4) other repossessed assets (not real estate). Our non-performing assets as a percentage of total assets as of March 31, 2005 and 2004 were 0.18% and 0.21%, respectively, as shown in the table below.

	March 31, 2005	March 31, 2004
	(dollars in thousands)
Non-accrual loans	$1,120	$846
Accruing loans past due over 90 days	221	200
Other real estate owned (“OREO”)	65	247
Repossessed assets other than real estate	21	28

Total non-performing assets	$1,427	$1,321

As a percent of total assets	0.18%	0.21%

Our non-accrual loans and loans past due over 90 days and still accruing interest as a percentage of total loans as of March 31, 2005 and 2004 were 0.29% and 0.24%, respectively.

Commercial Real Estate Mortgage Loans.    At March 31, 2005, our commercial real estate loan portfolio totaled $188.2 million. We originate mortgage loans secured by commercial real estate. Such loans are primarily secured by retail buildings, and general purpose business space. Although terms may vary, our commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. We seek to reduce the risks associated with commercial mortgage lending by generally lending in its market area and obtaining periodic financial statements and tax returns from borrowers. It is also our general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral.

Commercial Loans.    At March 31, 2005, our commercial loan portfolio totaled $64.9 million. We originate secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is our general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Construction Loans.    At March 31, 2005, our construction loan portfolio totaled $26.8 million. We provide interim real estate acquisition development and construction loans to builders, developers, and persons who will ultimately occupy the building. Our real estate development and construction loans are intended to provide interim financing on the property and in each case are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion of construction. Interest rates on these loans are generally adjustable. We carefully monitor these loans with on-site inspections and control of disbursements.

Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, we consider the financial condition and reputation of the borrower and any guarantors, the amount of the borrower’s equity in the project, independent appraisals, costs estimates and pre-construction sale information.

Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. Construction loans have a variety of maturities. These construction loans to individuals may be converted to permanent loans upon completion of construction.

Residential Real Estate Mortgage Loans.    At March 31, 2005, our residential loan portfolio totaled $133.6 million. We originate adjustable and fixed-rate residential mortgage loans.

Other Consumer Loans.    At March 31, 2005, our consumer loan portfolio totaled $48.8 million. These loans typically are secured by mobile homes (without real estate), automobiles/trucks, boats, or unsecured personal term loans or lines of credit.

Credit Administration

Our lending activities are subject to written policies approved by the boards of directors of our Banks to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with the Banks’ policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

We generally do not make commercial or consumer loans outside our market area unless the borrower has an established relationship with us and conducts its principal business operations within our market area. Consequently, we and our borrowers are affected by the economic conditions prevailing in our market area.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities allowed under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks and primarily act as a net seller of such funds. The sale of federal funds represents a short-term loan from us to another bank. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity and asset concentration.

Asset/Liability Management

It is our objective to manage our assets and liabilities to provide a satisfactory and consistent level of profitability within the framework of established cash, loan, securities, borrowing and capital policies. Our overall philosophy is to support asset growth primarily through the growth of core deposits, which include deposits of all categories from individuals and businesses. We seek to invest the largest portion of our assets in loans.

Our asset-liability mix is monitored on a periodic basis and a report reflecting interest-sensitive assets and interest-sensitive liabilities is prepared and presented to the investment committees of our Banks on a quarterly basis. The objective of our asset/liability management policy is to manage interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on our earnings.

Employees

As of March 31, 2005, we employed approximately 259 full-time equivalent employees. We are not a party to any collective bargaining agreement, and management believes we enjoy satisfactory relations with our employees.

MANAGEMENT

Executive officers and directors

The following table presents certain information on our executive officers:

Name and Age	Information About Executive Officers
Ernest S. Pinner, 57	Chairman of CenterState (2004 to present), and of First National Bank of Osceola County, First National Bank of Polk County and CenterState Bank West Florida, N.A. (2002 to present); Chief Executive Officer and President (2002 to present) and Executive Vice President (2000 to 2002) of CenterState; President and Chief Executive Officer of CenterState Bank of Florida (2000 to 2003); Chairman of CenterState Bank of Florida (2003 to present); Chairman of CenterState Bank Mid Florida (2004 to present); Area President and Senior Vice President of First Union National Bank (1986 to 1999); President and Chief Executive Officer of First Bankers of Polk County (1984-1986); President and Chief Executive Officer of Flagship Bank of Polk County (1974-1984)

George H. Carefoot, 61	Treasurer of CenterState (2000 to present); President and Chief Executive Officer of First National Bank of Polk County (1990 to present); President and Chief Executive Officer of Southland Bank (1986-1990); President and Chief Executive Officer of Flagship Peoples Bank (1975-1986)

James J. Antal, 53	Senior Vice President, Chief Financial Officer and Corporate Secretary of CenterState (November 1999 to present); self-employed certified public accountant (November 1998 to November 1999); Senior Vice President, Chief Financial Officer and Treasurer of Trumbull Savings and Loan Company (August 1992 to November 1998); Senior Vice President and Chief Financial Officer of Metropolitan Savings Bank (1984 to 1992)

Our directors consist of Mr. Pinner and the following individuals(1):

Name, Age and Year Elected a Director	Position
James H. Bingham, 56 1999	President of Concire Centers, Inc., a commercial real estate company

Terry W. Donley, 58 1999	President of Donley Citrus, Inc. (citrus harvesting and production)

Bryan W. Judge, 78 1999	Self-employed, farming (1994-present); Chief Executive Officer of Judge Farms (1965-1994)

Lawrence W. Maxwell, 60 2002	Chairman, Century Realty Funds, Inc. and affiliated entities (residential and commercial real estate); Director and Vice President of TLC Management, Inc. and affiliated entities (skilled healthcare facilities)

George Tierso Nunez II, 52 2004	President, GT Nunez & Associates, P.A. (certified public accounting firm)

Thomas E. Oakley, 62 2002	President, Oakley Groves, Inc., Director of Alico, Inc., a public company (citrus business) (1992 – February 2005)

Name, Age and Year Elected a Director	Position

J. Thomas Rocker, 63 1999	Investor; Chief Executive Officer and Owner of Artic Services, Inc. (1970-2001); Church Business Administrator Volunteer (2002-2004)

James H. White, 79 1999	Past Chairman of CenterState (1999-2004), Director of First National Bank of Osceola County, CenterState Bank West Florida, N.A., First National Bank of Polk County and CenterState Bank of Florida

(1)	On April 26, 2005, immediately following our annual shareholders’ meeting, Mr. Robert G. Blanchard, Sr. resigned (retired) as a director of the Company. Mr. Blanchard’s resignation was not due to any disagreement with the Company.

Certain Transactions and Business Relationships

During 2004, one of our subsidiary banks made lease payments for leasing of branch office buildings of approximately $100,00 to an entity controlled by Director Maxwell. These payments amounted to less than one-tenth percent of the revenues for Director Maxwell’s affiliated entities in 2004. The subsidiary bank’s board of directors approved the lease agreements and we believe the terms are no less favorable than we could have obtained from an unaffiliated third party.

Several of our directors, executive officers and their affiliates, including corporations and firms of which they are directors or officers or in which they and/or their families have an ownership interest, are our customers. These persons, corporations and firms have had transactions in the ordinary course of business with us, including borrowings, all of which, in the opinion of management, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than the normal risk of collectibility or present other unfavorable features. We expect to have such transactions on similar terms with our directors, executive officers, and their affiliates in the future. The aggregate amount of loans outstanding by us to our directors, executive officers, and related parties as of March 31, 2005, was approximately $7.6 million which represented approximately 13.1% of our consolidated shareholders’ equity on that date.

BENEFICIAL OWNERSHIP OF MANAGEMENT

AND PRINCIPAL SHAREHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of March 31, 2005 by:

•	Each person known by us to own more than 5% of our voting common stock;

•	Each of our directors;

•	Each of our executive officers; and

•	All of our executive officers and directors as a group.

	Beneficial ownership(a)
Name (and address of 5% shareholders)	Number of shares		Percentage ownership(a)

Directors and executive officers:

James J. Antal	18,653	(b)	0.44%

James H. Bingham	63,442	(c)	1.51%

George H. Carefoot	58,846	(d)	1.40%

Terry W. Donley	58,674	(e)	1.40%

Bryan W. Judge	42,754	(f)	1.02%

Lawrence W. Maxwell Mountain Lake Route 17 Lake Wales, FL 33853	411,236	(g)	9.81%

George Tierso Nunez II	-0-		-0-

Thomas E. Oakley	47,005	(h)	1.12%

Ernest S. Pinner	67,764	(i)	1.62%

J. Thomas Rocker	28,645	(j)	0.68%

James H. White	208,624	(k)	4.98%

All directors and executive officers as a group (11 persons)	1,005,643		23.98%

Other 5% shareholders:

Keefe Managers LLC 375 Park Avenue New York, New York 10152	203,219	(1)	5.01%

(a)	Information relating to beneficial ownership of CenterState Common Stock by directors is based upon information furnished by each person using “beneficial ownership” concepts set forth in rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, nominees and directors continuing in office are named as beneficial owners of shares as to which they may disclaim any beneficial interest. Except as otherwise indicated in the notes to this table, directors possessed sole voting and investment power as to all shares of CenterState Common Stock set forth opposite their names.

(b)	Includes 3,653 shares owned individually and presently exercisable options for 15,000 shares.

(c)	Includes 27,566 shares held as trustee, 988 shares held jointly with his spouse, 242 shares held by his spouse, 1,311 shares held by a company he controls, 184 held by a dependent child and 33,151 shares held individually.

(d)	Includes 46,957 shares owned individually, 1,620 shares owned jointly with spouse, 134 shares owned by spouse, and presently exercisable options for 10,135 shares.

(e)	Includes 1,970 shares held by his dependent child, 50,000 shares owned individually, and presently exercisable options for 6,704 shares.

(f)	Includes 480 shares owned individually and 42,274 shares held jointly with his spouse.

(g)	Includes 6,704 shares owned individually and 404,532 shares owned jointly with spouse.

(h)	Includes 1,611 shares owned individually, 38,690 shares held jointly with spouse and presently exercisable options for 6,704 shares.

(i)	Includes 6,924 shares owned individually and presently exercisable options for 60,840 shares.

(j)	Includes 15,392 shares owned individually, 4,050 shares held jointly with his spouse and 9,203 shares owned by his spouse.

(k)	Consists of 79,910 shares held by his spouse, 28,511 shares held jointly with his spouse, 61,864 shares held as trustee, 17,719 shares held by his IRA, 1,938 shares owned individually, and presently exercisable options for 18,682 shares.

(l)	Based upon a Schedule 13G filed by Keefe Managers LLC with the SEC on February 10, 2005.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.
SunTrust Capital Markets, Inc.
Total

The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 150,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $             per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total without over-allotment exercise	Total with over-allotment exercise
Public offering price
Underwriting discount payable by us
Proceeds before expenses

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $300,000, and are payable by us.

Lock-Up Agreements

We, and each of our directors and executive officers have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

Certain of the underwriters and some of their respective affiliates have performed and may continue to perform financial advisory, investment banking, correspondent and investment safekeeping services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered in this offering will be passed upon for us by the law firm of Smith Mackinnon, PA, Orlando, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of CenterState Banks of Florida, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus, which forms a part of that registration statement, does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You can obtain the full registration statement from the SEC as indicated above.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC (File No. 125070). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and the information we file subsequently with the SEC will automatically update and supersede the information in this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference is considered to be part of this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 10, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on January 28, 2005, April 25, 2005, and April 27, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 filed with the SEC on May 5, 2005;

•	The description of our capital stock set forth in our Registration Statement on Form 8-A filed with the SEC on November 27, 2000; and

•	Any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the common stock under this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide you a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

CenterState Banks of Florida, Inc.

Attn: Ernest S. Pinner

Chairman of the Board

President and Chief Executive Officer

1101 First Street South, Suite 202

Winter Haven, FL 33880

(863) 293-2600

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

Centerstate Banks of Florida, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands of dollars)

	As of March 31, 2005	As of December 31, 2004
ASSETS
Cash and due from banks	$41,912	$27,306
Federal funds sold and money market account	54,500	62,809
Securities available for sale, at fair value	198,897	191,400

Loans	461,667	441,005
Less allowance for loan losses	(5,941)	(5,685)

Net Loans	455,726	435,320
Premises and equipment, net	26,875	25,669
Accrued interest receivable	2,819	2,417
Other real estate owned	65	384
Deferred income taxes, net	2,075	1,884
Goodwill	4,675	4,675
Core deposit intangible	533	551
Other assets	1,736	1,364

TOTAL ASSETS	$789,813	$753,779

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand — non-interest bearing	$183,111	$175,072
Demand — interest bearing	101,430	100,496
Savings and money market accounts	155,526	170,892
Time deposits	240,439	213,170

Total deposits	680,506	659,630

Securities sold under agreement to repurchase	34,070	24,627
Corporate debenture	10,000	10,000
Other borrowings	4,500	—
Accrued interest payable	452	373
Accrued expenses and other liabilities	2,000	1,365

Total liabilities	731,528	695,995

Minority interest	120	120

Stockholders’ equity:
Preferred Stock, $.01 par value; 5,000,000 shares authorized No shares issued or outstanding	—	—
Common stock, $.01 par value: 20,000,000 shares authorized; 4,075,184 and 4,068,713 shares issued and outstanding at March 31, 2005 and December 31, 2004 respectively	41	41
Additional paid-in capital	39,675	39,545
Retained earnings	19,867	18,849
Accumulated other comprehensive loss	(1,418)	(771)

Total stockholders’ equity	58,165	57,664

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$789,813	$753,779

See notes to the accompanying condensed consolidated financial statements

Centerstate Banks of Florida, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (unaudited)

(in thousands of dollars, except per share data)

	Three months ended
	Mar 31, 2005	Mar 31, 2004
Interest income:
Loans	$7,135	$6,023
Securities available for sale	1,219	538
Federal funds sold and money market account	332	132

	8,686	6,693

Interest expense:
Deposits	2,123	1,648
Securities sold under agreement to repurchase	138	24
Corporate debenture	150	116
Other borrowings	2	—

	2,413	1,788

Net interest income	6,273	4,905
Provision for loan losses	285	435

Net interest income after loan loss provision	5,988	4,470

Other income:
Service charges on deposit accounts	805	786
Commissions from mortgage broker activities	107	176
Loan related fees	72	81
Commissions on sale of mutual funds and annuities	88	34
Rental income	55	25
Other service charges and fees	213	146
Gain on sale of branches	—	1,844
Gain (loss) on sale of other real estate owned	1	(14)

	1,341	3,078

Other expenses:
Salaries, wages and employee benefits	2,908	2,547
Occupancy expense	634	573
Depreciation of premises and equipment	412	365
Stationary, printing and supplies	131	123
Marketing expenses	96	109
Data processing expense	234	207
Legal, auditing and other professional fees	137	114
Bank regulatory related expenses	60	66
Postage and delivery	76	77
ATM related expenses	90	70
Other expenses	543	505

Total other expenses	5,321	4,756

Income before provision for income taxes	2,008	2,792
Provision for income taxes	746	1,039

Net income	$1,262	$1,753

Earnings per share:
Basic	$0.31	$0.52
Diluted	$0.30	$0.51
Common shares used in the calculation of earnings per share:
Basic	4,071,525	3,373,316
Diluted	4,216,408	3,436,736

See notes to the accompanying condensed consolidated financial statements.

Centerstate Banks of Florida, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars)

	Three months ended March 31,
	2005	2004
Cash flows from operating activities:
Net Income	$1,262	$1,753
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	285	435
Depreciation of premises and equipment	412	365
Amortization of purchase accounting adjustments related to the CSB merger	(5)	(32)
Net amortization/accretion of investments securities	46	141
Net deferred origination fees (cost)	65	(18)
Loss on sale of fixed asset	2	—
(Gain) loss on sale of other real estate owned	(1)	14
Deferred income taxes	200	402
Gain on sale of branches	—	(1,844)
Cash provided by (used in) changes in:
Net changes in accrued interest receivable	(402)	19
Net change in other assets	(372)	(280)
Net change in accrued interest payable	79	(28)
Net change in accrued expenses and other liabilities	635	756

Net cash provided by operating activities	2,206	1,683

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	23,500	10,105
Proceeds from callable investment securities available for sale	—	2,000
Purchases of investment securities available for sale	(16,155)	(24,499)
Purchases of mortgage back securities available for sale	(19,901)	(2,883)
Proceeds from pay-downs of mortgage back securities available for sale	3,975	1,683
Increase in loans, net of repayments	(20,756)	(5,993)
Purchases of premises and equipment	(1,620)	(2,477)
Proceeds from sale of other real estate owned	320	103
Decrease in amounts payable to shareholders	—	(30)
Net cash from sale of branches	—	829

Net cash used in investing activities	(30,637)	(21,162)

Cash flows from financing activities:
Net increase in demand and savings deposits	20,899	31,198
Net increase in securities sold under agreement to repurchase	9,443	11,657
Net increase in other borrowings	4,500	—
Stock options exercised	130	82
Dividends paid	(244)	(203)

Net cash provided by financing activities	34,728	42,734

Net increase in cash and cash equivalents	6,297	23,255
Cash and cash equivalents, beginning of period	90,115	71,059

Cash and cash equivalents, end of period	$96,412	$94,314

Centerstate Banks of Florida, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars)

(continued)

	Three months ended March 31,
	2005	2004
Supplemental schedule of noncash transactions:
Fair value adjustment - securities available-for-sale
Fair value adjustments - securities	$(1,038)	$261
Deferred income tax asset (liability)	391	(98)

Unrealized (loss) gain on securities available-for-sale	$(647)	$163

Transfer of loan to other real estate owned	$—	$82

Cash paid during the period for:
Interest	$2,325	$1,832

Income taxes	$20	$—

See notes to the accompanying condensed consolidated financial statements.

CenterState Banks of Florida, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1:    Holding company and subsidiaries background information

The consolidated financial statements of CenterState Banks of Florida, Inc. (the “Company”) include the accounts of CenterState Banks of Florida, Inc. (the “Parent Company”), its four wholly owned subsidiary banks and an 80% owned subsidiary, C. S. Processing.

The Company, through its subsidiary banks, operates through 25 locations in seven Counties throughout Central Florida, providing traditional deposit and lending products and services to its commercial and retail customers. C.S. Processing is an 80% owned subsidiary, which provides item processing services for the Company’s four subsidiary banks and the minority shareholder bank which owns the remaining 20%.

NOTE 2:    Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. These statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. In the opinion of management, all adjustments, consisting primarily of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods have been made. The results of operations of the three month period ended March 31, 2005 are not necessarily indicative of the results expected for the full year.

NOTE 3:    Common stock outstanding and earnings per share data

Basic earnings per share is based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share includes the weighted average number of common shares outstanding during the periods and the further dilution from stock options using the treasury method. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the periods presented (dollars are in thousands, except per share data).

	For the three months ended March 31,
	2005			2004
	Earnings	Weighted Average Shares	Per Share Amount	Earnings	Weighted Average Shares	Per Share Amount
Basic EPS
Net earnings available to common Shareholders	$1,262	4,071,525	$0.31	$1,753	3,373,316	$0.52

Effect of dilutive securities:
Incremental shares from assumed exercise of stock Options	$0	144,883		$0	63,420

Diluted EPS
Net earnings available to common shareholders and assumed Conversions	$1,262	4,216,408	$0.30	$1,753	3,436,736	$0.51

CenterState Banks of Florida, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited), Continued

NOTE 4:    Comprehensive income

Under Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” certain transactions and other economic events that bypass the statement of earnings must be displayed as other comprehensive income. The Company’s comprehensive income consists of net earnings and unrealized gains and losses on securities available-for-sale, net of deferred income taxes.

The table below sets forth the Company’s comprehensive income for the periods indicated below (in thousands of dollars).

	Three months ended
	Mar 31, 2005	Mar 31, 2004
Net income	$1,262	$1,753

Other comprehensive (loss) income, net of tax:
Unrealized holding (loss) gain arising during the period	(647)	163

Other comprehensive (loss) income, net of tax	(647)	163

Comprehensive income	$615	$1,916

NOTE 5:    Compensation programs

Substantially all of the Company’s employees are covered under the Company’s employee benefit plan. The expenses of providing these benefit plans are charged to income in the period the expenses are incurred. In addition, certain directors and key employees are covered under the Company’s stock option plans.

The Company applies Accounting Principle Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company’s stock-based compensation plan been determined consistent with Statement of Financial Accounting Standards (“SFAS”) No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below (amounts are in thousands of dollars except for per share data):

	Three month period ending March 31,
	2005	2004
Net income, as reported	$1,262	$1,753
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	$(74)	$(26)

Pro forma net income	$1,188	$1,727

Basic earnings per share, as reported	$0.31	$0.52
Deduct stock-based employee compensation per share expense determined under fair-value-based method for all awards, net of tax	$(0.02)	$(0.01)

Pro forma basic earnings per share	$0.29	$0.51

Diluted earnings per share, as reported	$0.30	$0.51
Deduct stock-based employee compensation per share expense determined under fair-value-based method for all awards, net of tax	$(0.02)	$(0.01)

Pro forma diluted earnings per share	$0.28	$0.50

CenterState Banks of Florida, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited), Continued

NOTE 6:    Effect of new pronouncements

In March 2004, the SEC issued SAB No. 105, Application of Accounting Principles to Loan Commitments. This staff accounting bulletin summarizes the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. In particular, this bulletin clarifies whether the entity can consider the expected future cash flows related to the associated servicing of the loan and adds additional disclosures to the annual financial statements. The adoption of this bulletin did not have a material effect on the financial statements of the Company.

FASB Statement No. 123R, Accounting for Stock-Based Compensation, requires all public companies to record compensation expense for stock options provided to employees in return for employee service. The expense is measured at the fair value of the options when granted, and is expensed over the employee service period, which is the vesting period of the options. This will apply to awards granted or modified beginning with the next fiscal year beginning after June 15, 2005. Compensation expense will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $433 in 2006 and $362 in 2007 (dollars are in thousands).

On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB will be issuing implementation guidance related to this topic. The adoption of this Statement is not expected to have a material effect on the financial statements of the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Centerstate Banks of Florida, Inc.

    and subsidiaries:

We have audited the accompanying consolidated balance sheets of CenterState Banks of Florida, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CenterState Banks of Florida, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Orlando, Florida

March 10, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

CenterState Banks of Florida, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Controls over Financial Reporting, that CenterState Banks of Florida, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CenterState Banks of Florida, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 10, 2005 expressed an unqualified opinion on those consolidated financial statements.

Orlando, Florida

March 10, 2005

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

(in thousands of dollars, except per share data)

	2004	2003
Assets
Cash and due from banks	$27,306	$24,843
Federal funds sold and money market account	62,809	46,216
Investment securities available for sale, at fair value	191,400	95,357

Loans, less allowance for loan losses of $5,685 and $4,850 at December 31, 2004 and 2003, respectively	435,320	409,048
Accrued interest receivable	2,417	2,112
Bank premises and equipment, net	25,669	22,924
Other real estate owned	384	282
Deferred income taxes, net	1,884	1,992
Goodwill	4,675	4,675
Core deposit intangible	551	637
Prepaid expenses and other assets	1,364	810

Total assets	$753,779	$608,896

Liabilities and Stockholders’ Equity
Deposits:
Interest bearing	$484,558	$420,016
Noninterest bearing	175,072	118,219

Total deposits	659,630	538,235

Securities sold under agreement to repurchase	24,627	17,465
Corporate debenture	10,000	10,000
Amount payable to shareholders	—	65
Accrued interest payable	373	383
Accounts payable and accrued expenses	1,365	785

Total liabilities	695,995	566,933

Minority interest	120	—

Stockholders’ equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value: 20,000,000 shares authorized; 4,068,713 and 3,369,380 shares issued and outstanding at December 31, 2004 and 2003, respectively	41	34
Additional paid-in capital	39,545	26,500
Retained earnings	18,849	15,409
Accumulated other comprehensive income	(771)	20

Total stockholders’ equity	57,664	41,963

Commitments and contingent liabilities

Total liabilities and stockholders’ equity	$753,779	$608,896

See accompanying notes to the consolidated financial statements

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2004, 2003 and 2002

(in thousands of dollars, except per share data)

	2004	2003	2002
Interest income:
Loans	$25,434	$23,567	$18,531
Investment securities	2,940	1,584	1,768
Federal funds sold and money market	714	651	749

	29,088	25,802	21,048

Interest expense:
Deposits	7,185	7,315	6,852
Securities sold under agreement to repurchase	193	73	40
Corporate debentures	496	126	—
Other borrowed funds	—	18	—

	7,874	7,532	6,892

Net interest income	21,214	18,270	14,156

Provision for loan losses	1,270	1,243	644

Net interest income after provision for loan losses	19,944	17,027	13,512

Other income:
Service charges on deposit accounts	3,113	2,925	2,405
Other service charges and fees	1,808	1,763	1,234
Gain on sale of branches	1,844	—	—
(Loss) gain on sale of securities	—	(1)	21
Gain on sale of other real estate owned	11	—	—

	6,776	4,687	3,660

Other expenses:
Salaries, wages and employee benefits	10,440	9,055	6,530
Occupancy expense	2,419	2,316	1,747
Depreciation of premises and equipment	1,526	1,505	1,163
Stationary, printing and supplies	456	473	402
Marketing expenses	378	277	193
Data processing expense	864	796	881
Legal, audit and other professional fees	626	512	381
Other expenses	3,071	2,613	2,100

Total other expenses	19,780	17,547	13,397

Income before provision for income taxes	6,940	4,167	3,775

Provision for income taxes	2,567	1,541	1,406

Net income	$4,373	$2,626	$2,369

Earnings per share:
Basic	$1.17	$0.78	$0.84

Diluted	$1.14	$0.77	$0.82

Common shares used in the calculation of earnings per share:
Basic	3,750,158	3,364,824	2,823,213

Diluted	3,828,154	3,428,819	2,878,770

See accompanying notes to the consolidated financial statements.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Statements of Changes in Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2004, 2003 and 2002

(in thousands of dollars)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Comprehensive income
Balances at January 1, 2002	$28	$15,450	$11,719	$520	$27,717
Dividends paid	—	—	(565)	—	(565)
Stock options exercised	—	38	—	—	38
Tax effect of tax deduction in excess of book deduction on options exercised during the year	—	10	—	—	10
Comprehensive income:
Net income	—	—	2,369	—	2,369	$2,369
Unrealized holding loss on available for sale securities, net of deferred income taxes of $129	—	—	—	(198)	(198)	(198)

Total comprehensive income						$2,171

Acquisition of CenterState Bank	6	10,538	—	—	10,544

Balances at December 31, 2002	34	26,036	13,523	322	39,915
Dividends paid	—	—	(740)	—	(740)
Stock options exercised	—	102	—	—	102
Comprehensive income:
Net income	—	—	2,626	—	2,626	$2,626
Unrealized holding loss on available for sale securities, net of deferred income taxes of $174	—	—	—	(302)	(302)	(302)

Total comprehensive income						$2,324

Acquisition of CenterState Bank purchase price adjustment	—	362	—	—	362

Balances at December 31, 2003	$34	$26,500	$15,409	$20	$41,963
Dividends paid	—	—	(933)	—	(933)
Stock options exercised	—	321	—	—	321
Tax effect of tax deduction in excess of book deduction on options exercised during the year	—	33	—	—	33
Comprehensive income:
Net income	—	—	4,373	—	4,373	$4,373
Unrealized holding loss on available for sale securities, net of deferred income taxes of $476	—	—	—	(791)	(791)	(791)

Total comprehensive income						$3,582

Shareholder rights offering (net of cost)	7	12,691	—	—	12,698

Balances at December 31, 2004	$41	$39,545	$18,849	$(771)	$57,664

	2004	2003	2002
Disclosure of reclassification amounts:
Unrealized holding loss arising during the year	$(791)	$(302)	$(211)
Add: reclassified adjustments for gain included in net income, net of income taxes, at December 31, 2004, 2003 and 2002 of $0, $0 and ($8), respectively	—	—	13

Net unrealized loss on securities	$(791)	$(302)	$(198)

See accompanying notes to the consolidated financial statements.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

(in thousands of dollars)

	2004	2003	2002
Cash flows from operating activities:
Net income	$4,373	$2,626	$2,369
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,270	1,243	644
Depreciation of premises and equipment	1,526	1,505	1,163
Amortization of intangibles	(58)	(172)	—
Net amortization/accretion of investment securities	470	631	43
Net deferred loan origination fees	9	44	52
Write down of other real estate owned	29	—	—
Gain on sale of other real estate owned	(11)	—	—
Gain on sale of fixed assets	—	—	(7)
Deferred income taxes	584	(290)	(42)
Realized gain (loss) on sale of available for sale securities	—	1	(21)
Gain on sale of branches	(1,844)	—	—
Tax deduction in excess of book deduction on options exercised	33	—	10
Cash provided by (used in) changes in:
Net change in accrued interest receivable	(377)	(117)	310
Net change in prepaid expenses and other assets	(554)	(467)	361
Net change in accrued interest payable	15	(8)	(16)
Net change in accounts payable and accrued expenses	580	158	(250)

Net cash provided by operating activities	6,045	5,154	4,616

Cash flows from investing activities:
Purchases of investment securities available for sale	(126,110)	(57,944)	(33,228)
Purchases of mortgage backed securities available for sale	(32,783)	(30,162)	(4,074)
Proceeds from callable investment securities available for sale	5,000	15,000	4,155
Proceeds from maturities of investment securities available for sale	44,105	20,000	26,500
Proceeds from pay-downs of mortgage backed securities available for sale	11,779	7,441	2,126
Proceeds from sales of investment securities available for sale	229	999	5,049
Proceeds from maturities of investment securities held to maturity	—	—	1,500
Increase in loans, net of repayments	(49,498)	(80,933)	(39,627)
Purchases of premises and equipment	(5,883)	(4,114)	(2,298)
Proceeds from sale of fixed assets	—	—	82
Proceeds from sale of other real estate owned	497	47	—
Net cash paid in connection with CSB merger	(65)	(2,335)	—
Net cash from acquisition of CSB	—	—	11,561
Net cash from branch sales	829	—	—
Increase in goodwill due to cash payments for fractional shares related to CSB merger	—	(5)	—

Net cash used in investing activities	(151,900)	(132,006)	(28,254)

Cash flows from financing activities:
Net increase in demand and savings deposits	145,543	97,047	70,048
Net increase in securities sold under agreement to repurchase	7,162	7,460	1,791
Issuance of corporate debenture	—	10,000	—
Net change in minority interest	—	—	20
Stock options exercised	321	102	38
Net proceeds of shareholder rights offering	12,698	—	—
Proceeds from sale of minority interest of subsidiary	120	—	—
Dividends paid	(933)	(740)	(565)

Net cash provided by financing activities	164,911	113,869	71,332

Net increase (decrease) in cash and cash equivalents	19,056	(12,983)	47,694
Cash and cash equivalents, at beginning of year	71,059	84,042	36,348

Cash and cash equivalents, at end of year	$90,115	$71,059	$84,042

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

Years ended December 31, 2004, 2003 and 2002

(in thousands of dollars)

	2004	2003	2002
Supplemental schedule of noncash activities:
Market value adjustment-investment securities available for sale
Market value adjustment-investment securities	$(1,267)	$(476)	$(327)
Deferred income tax asset	476	174	129

Unrealized loss on investments available for sale	$(791)	$(302)	$(198)

Transfer of loans to other real estate owned	$617	$264	$65

Purchase price adjustment related to CSB acquisition	$—	$362	$—

Cash paid during the year for:
Interest	$7,845	$7,531	$6,811

Income taxes	$2,038	$1,715	$1,506

See accompanying notes to the consolidated financial statements.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

(1)    Nature of Operations and Summary of Significant Accounting Policies

The consolidated financial statements of CenterState Banks of Florida, Inc. (the “Company”) include the accounts of CenterState Banks of Florida, Inc. (the “Parent Company”), its four wholly owned subsidiary banks and an 80% owned subsidiary, C. S. Processing.

The Company, through its subsidiary banks, operates through 25 locations in seven Counties throughout Central Florida, providing traditional deposit and lending products and services to its commercial and retail customers. C.S. Processing is an 80% owned subsidiary at December 31, 2004, which provides item processing services for the Company’s four subsidiary banks and the minority shareholder bank which owns the remaining 20%.

The following is a description of the basis of presentation and the significant accounting and reporting policies, which the Company follows in preparing and presenting its consolidated financial statements.

(a)    Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Parent Company, its four wholly owned banking subsidiaries (the “Banks”) and its’ majority owned subsidiary, C.S. Processing. The operations of the Company currently consist primarily of the operations of each of the four banks. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)    Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and due from banks, federal funds sold, money market and non interest bearing deposits in other banks with a purchased maturity of three months or less to be cash equivalents.

(c)    Investment Securities Available for Sale

The Company accounts for its investments at fair value and classifies them as available for sale. Unrealized holding gains and losses are included as a separate component of shareholders’ equity, net of the effect of deferred income taxes.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the security.

(d)    Loans

Loans receivable that management has the intent and the Company has the ability to hold for the foreseeable future or payoff are reported at their outstanding unpaid principal balance, less the allowance for loan losses and deferred fees on originated loans.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

Loan origination fees and the incremental direct cost of loan origination, are capitalized and recognized in income over the contractual life of the loans. If the loan is prepaid, the remaining unamortized fees and costs are charged or credited to interest income. Amortization ceases for non-accrual loans.

Commitment fees and costs relating to the commitments are deferred until the commitment period has expired or the commitment is exercised. If the commitment is exercised during the commitment period, the commitment fee is recognized over the life of the loan as an adjustment of yield.

Loans are placed on nonaccrual status when the loan becomes 90 days past due as to interest or principal, or when the full timely collection of interest or principal becomes uncertain, unless the loan is both well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is written off, accretion of the net deferred loan origination fees cease. The loan is accounted for on the cash or cost recovery method thereafter until qualifying for return to accrual status.

The Company, considering current information and events regarding the borrower’s ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the secondary market value of the loan, or the fair value of the collateral for collateral dependent loans. Impaired loans are written down to the extent that principal is judged to be uncollectible and, in the case of impaired collateral dependent loans where repayment is expected to be provided solely by the underlying collateral and there is no other available and reliable sources of repayment, are written down to the lower of cost or collateral value. Impairment losses are included in the allowance for loan losses.

(e)    Allowance for Loan Losses

The Company follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with generally accepted accounting principles to maintain the allowance at a level adequate to absorb probable losses in the loan portfolio at the date of the financial statements. The following is a description of how each portion of the allowance for loan losses is determined.

The Company segregates the loan portfolio for loan loss purposes into the following broad segments: commercial real estate; residential real estate; non real estate commercial loans; and consumer loans. The Company provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. General loss percentages are calculated based upon historical analyses. A supplemental portion of the allowance is calculated for probable inherent losses which exist as of the evaluation date even though they might not have been identified by the more objective processes used for the portion of the allowance described above. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as; trends in delinquencies and nonaccruals; trends in the historical losses of the portfolio; trends in volume, terms, and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the risk identification process; changes in the outlook for local, regional and national economic conditions; and concentrations of credit risk.

In July 2001, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 102 (“SAB 102”) which expresses certain of the staff’s views on the development, documentation and application of a

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

systematic methodology for determining allowances for loan and lease losses in accordance with generally accepted accounting principles. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowances for loan losses. Management believes that the Company complies with the views included in SAB 102.

Regulatory examiners may require the Company to recognize adjustments to the allowance based upon their judgment about the information available to them at the time of their examination.

(f)    Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets (3 to 40 years). Leasehold improvements are depreciated over the shorter of their useful lives or the term of the lease. Major renewals and betterments of property are capitalized; maintenance, repairs, and minor renewals and betterments are expensed in the period incurred. Upon retirement or other disposition of the asset, the asset cost and related accumulated depreciation are removed from the accounts, and gains or losses are included in income.

(g)    Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. For all periods presented, the annual impairment analysis was performed with no impairment noted.

(h)    Goodwill and Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

The core deposit intangible is amortized over a ten-year period on an accelerated basis using the projected decay rates of the underlying core deposits.

(i)    Other Real Estate Owned

Real estate acquired in the settlement of loans is recorded at the lower of cost (principal balance of the former loan plus costs of obtaining title and possession) or estimated fair value, less estimated selling costs. Costs relating to development and improvement of the property are capitalized, whereas those relating to holding the property are charged to operations.

(j)    Compensation Programs

Substantially all of the Company’s employees are covered under the Company’s employee benefit plan. Certain directors and key employees are covered under the Company’s stock option plans. The expenses of providing these plans are charged to income in the year the expenses are incurred.

The Company applies Accounting Principle Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company’s stock-based compensation plan been determined consistent with FASB Statement No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below (amounts are in thousands of dollars except for per share data):

	December 31,
	2004	2003	2002
Net income, as reported	$4,373	$2,626	$2,369
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(420)	(117)	(76)

Pro forma net income	$3,953	$2,509	$2,293

Basic earnings per share, as reported	$1.17	$0.78	$0.84
Deduct per share stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(0.11)	(0.03)	(0.03)

Pro forma basic earnings per share	$1.06	$0.75	$0.81

Diluted earnings per share, as reported	$1.14	$0.77	$0.82
Deduct per share stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(0.11)	(0.04)	(0.02)

Pro forma diluted earnings per share	$1.03	$0.73	$0.80

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

(k)    Accumulated Other Comprehensive Income

The Company’s accumulated other comprehensive income is the unrealized gain or loss on investment securities available for sale, net of applicable deferred taxes.

(l)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not.

(m)    Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions relate to useful life of intangibles and valuation of goodwill and allowance for loans receivable. Actual results could differ from these estimates.

(n)    Segment Reporting

The Company follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting information about segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available and that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company derives its revenues from providing similar banking products and services to customers located throughout the Central Florida Region through similar distribution channels and processes. Operating segments consist of the Company’s banking subsidiaries. Management believes that the Company meets the aggregation criteria, as defined by SFAS No. 131, for aggregating its operating segments into the bank segment.

(o)    Effect of New Pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, and interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation were applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company’s consolidated financial statements. The Company has made the required disclosures in the notes of the consolidated financial statements.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company adopted FIN 46R during 2003.

The Company has evaluated the impact of applying FIN 46R to existing VIEs in which it has variable interests and has determined that CenterState Bank of Florida Statutory Trust I “the Trust” should be deconsolidated from the Company. This resulted in the Company de-recognizing $10,000 in trust preferred securities issued during the 3rd Quarter 2003, recognizing $10,000 in corporate debentures that the Trust had purchased from the Company. In addition, the Company de-recognized $179 in deferred loan costs and recognized $179 in a investment in the Trust, which is included in prepaid expenses and other assets on the accompanying balance sheet.

The Federal Reserve has issued regulations which allow for the inclusion of these instruments in Tier 1 capital regardless of the FIN 46 interpretation, although such a determination could potentially be changed at a later date. Assuming no change in the Federal Reserve regulation, the adoption of FIN 46 did not have a material impact on the Company’s financial condition or operating results.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this Statement did not have a material effect on the financial statements of the Company.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004. The adoption of this Statement did not have a material effect on the financial statements of the Company.

In March 2004, the SEC issued SAB No. 105, Application of Accounting Principles to Loan Commitments. This staff accounting bulletin summarizes the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. In particular, this bulletin clarifies whether the entity can consider the expected future cash flows related to the associated servicing of the loan and adds additional disclosures to the annual financial statements. The adoption of this bulletin did not have a material effect on the financial statements of the Company.

FASB Statement No. 123R, Accounting for Stock-Based Compensation, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is the vesting period of the options. This will apply to awards granted or modified after the first quarter beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $232 during the balance of 2005, $433 in 2006 and $362 in 2007. The adoption of this Statement is not expected to have a material effect on the financial statements of the Company.

(2)    Investment Securities Available for Sale

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2004 and 2003, are as follows:

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Treasury securities	$121,438	$—	$(629)	$120,809
Obligations of U.S. government agencies	21,826	1	(110)	21,717
Mortgage backed securities	47,250	8	(506)	46,752
Municipal securities	635	—	—	635
Federal Home Loan Bank stock	413	—	—	413
Federal Reserve Bank stock	674	—	—	674
Other investments	400	—	—	400

	$192,636	$9	$(1,245)	$191,400

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Treasury securities	$58,752	$146	$(7)	$58,891
Obligations of U.S. government agencies	7,999	14	(25)	7,988
Mortgage backed securities	26,662	48	(145)	26,565
Municipal securities	635	—	—	635
Federal Home Loan Bank stock	612	—	—	612
Federal Reserve Bank stock	566	—	—	566
Other equity investment	100	—	—	100

	$95,326	$208	$(177)	$95,357

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2004, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Investment securities available for sale
Due in one year or less	$78,678	$78,406
Due after one year through five years	109,042	108,128
Due after five years through fifteen years	3,094	3,044
Due after fifteen years through thirty years	635	635
Federal Home Loan Bank stock	413	413
Federal Reserve Bank stock	674	674
Other equity investment	100	100

	$192,636	$191,400

At December 31, 2004, the Company had $35,827 (estimated fair value) in investment securities pledged to the Treasurer of the State of Florida as collateral on public fund deposits and for other purposes required or permitted by law. Repurchase agreements are secured by U.S. Treasury securities and Government Agency securities with fair values of $41,188 and $27,939 at December 31, 2004 and 2003, respectively.

Proceeds from sales of investment securities available for sale were $229, $999 and $5,049 for the years ending December 31, 2004, 2003 and 2002, respectively. Gross realized (losses) gains on sales of investment securities available for sale during 2004, 2003 and 2002 were $0, ($1) and $21, respectively.

The following tables show the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003.

	December 31, 2004
	less than 12 months		12 months or more		Total
	fair value	unrealized losses	fair value	unrealized losses	fair value	unrealized losses
U.S. Treasury securities	$107,351	$577	$8,437	$52	$115,788	$629
Obligations of U.S. government agencies	14,762	79	1,970	31	16,732	110
Mortgage backed securities	28,713	307	10,652	199	39,365	506

Total temporarily impaired securities	$150,826	$963	$21,059	$282	$171,885	$1,245

	December 31, 2003
	less than 12 months		12 months or more		Total
	fair value	unrealized losses	fair value	unrealized losses	fair value	unrealized losses
U.S. Treasury securities	$13,505	$7	$—	$—	$13,505	$7
Obligations of U.S. government agencies	1,975	25	—	—	1,975	25
Mortgage backed securities	15,679	145	—	—	15,679	145

Total temporarily impaired securities	$31,159	$177	$—	$—	$31,159	$177

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

U.S. Treasury securities and Obligations of U.S. Government agencies: The unrealized losses on investments in U.S. Treasury securities and Obligations of U.S Government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases. Fannie Mae guarantees the contractual cash flows of these securities. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3)    Loans

Major categories of loans included in the loan portfolio as of December 31, 2004 and 2003 are:

	December 31,
	2004	2003
Real estate:
Residential	$129,796	$140,826
Commercial	179,846	157,586
Construction	20,032	16,930

Total real estate	329,674	315,342
Commercial	64,984	59,175
Consumer and other loans	46,883	39,908

	441,541	414,425
Less: Deferred loan origination fees, net	536	527

Total loans	441,005	413,898
Less: Allowance for loan losses	5,685	4,850

Total net loans	$435,320	$409,048

The following is a summary of information regarding nonaccrual loans, impaired loans and other real estate owned at December 31, 2004 and 2003:

	December 31,
	2004	2003
Nonaccrual loans	$890	$1,078

Recorded investment in impaired loans	$1,053	$368

Allowance for loan losses related to impaired loans	$406	$132

Other real estate owned	$384	$282

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

	Interest income not recognized on nonaccrual loans	Interest Income recognized on impaired loans	Average recorded investment in impaired loans
For years ended December 31:
2004	$40	$48	$1,103
2003	$10	$22	$333
2002	$12	$19	$298

Certain principal stockholders, directors and officers and their related interests were indebted to the Company as summarized below at December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
Balance, beginning of year	$13,230	$11,768	$8,593
Additional new loans	5,297	4,488	7,992
Repayments on outstanding loans	7,490	3,026	4,817

Balance, end of year	$11,037	$13,230	$11,768

All such loans were made in the ordinary course of business. At December 31, 2004, 2003 and 2002, certain principal stockholders, directors and officers of the Company and their related interests had $5,272, $3,864 and $3,839, respectively, available in lines of credit.

Changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002, are as follows:

	December 31,
	2004	2003	2002
Balance, beginning of year	$4,850	$4,055	$3,076
Provision charged to operations	1,270	1,243	644
Loans charged-off	(350)	(534)	(366)
Recoveries of previous charge-offs	45	86	26
Adjustment relating to sale of branches	(130)	—	—
Effect of merger with CenterState Bank	—	—	675

Balance, end of year	$5,685	$4,850	$4,055

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

(4)    Bank Premises and Equipment

A summary of bank premises and equipment as of December 31, 2004 and 2003, is as follows:

	December 31,
	2004	2003
Land	$9,139	$7,710
Land improvements	309	265
Buildings	14,456	11,487
Leasehold improvements	1,139	832
Furniture, fixtures and equipment	8,936	8,714
Construction in progress	143	1,819

	34,122	30,827
Less: Accumulated depreciation	8,453	7,903

	$25,669	$22,924

(5)    Deposits

A detail of deposits at December 31, 2004 and 2003 is as follows:

	December 31,
	2004	Weighted average interest rate	2003	Weighted average interest rate
Non-interest bearing deposits	$175,072	0.0%	$118,219	0.0%
Interest bearing deposits:
Interest bearing demand deposits	100,496	0.3%	76,404	0.3%
Savings deposits	51,011	0.3%	40,210	0.3%
Money market accounts	119,881	1.2%	85,360	0.9%
Time deposits less than $100,000	126,006	3.0%	136,209	2.8%
Time deposits of $100,000 or greater	87,164	3.0%	81,833	2.9%

	$659,630	1.3%	$538,235	1.4%

The following table presents the amount of certificate accounts at December 31, 2004, maturing during the periods reflected below:

Year	Amount
2005	$101,932
2006	33,384
2007	37,773
2008	18,005
2009	22,076

Total	$213,170

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

A summary of interest expense on deposits for the years ended December 31, 2004, 2003 and 2002, is as follows:

	December 31,
	2004	2003	2002
Interest-bearing demand deposits	$265	$261	$279
Savings deposits	133	142	231
Money market accounts	1,057	886	870
Time deposits less than $100,000	3,480	3,803	4,066
Time deposits of $100,000 or greater	2,250	2,223	1,406

	$7,185	$7,315	$6,852

The Company had deposits from certain principle shareholders, directors and officers and their related interests of approximately $10,274, and $14,207 at December 31, 2004 and 2003, respectively.

(6)    Securities sold under agreements to repurchase

The Company’s subsidiary banks enter into borrowing arrangements with their retail business customers by agreements to repurchase (“repurchase agreements”) under which the banks pledge investment securities owned and under its control as collateral against the one-day borrowing arrangement.

At December 31, 2004 and 2003, the Company had $24,627 and $17,465 in repurchase agreements with weighted average interest rates of 1.56% and 0.28%, respectively. Repurchase agreements are secured by U.S. Treasury securities and Government Agency securities with fair values of $41,188 and $27,939 at December 31, 2004 and 2003, respectively.

Repurchase agreements averaged $26,110, $15,562 and $4,185 for the years ended December 31, 2004, 2003 and 2002, respectively. The maximum amount outstanding at any month-end for the corresponding periods was $35,167, $24,366 and $11,486, respectively. Total interest expense paid on repurchase agreements for the years ending December 31, 2004, 2003 and 2002, was $193, $73 and $40, respectively.

(7)    Note Payable

During the quarter ended June 30, 2003, the Company entered into an unsecured borrowing facility with a larger regional bank. The facility is a two year $2,400 line of credit with a floating interest rate of LIBOR +1.75%. The facility was paid off during September 2003 using funds from the corporate debenture issued on September 22, 2003 described below.

(8)    Corporate debenture

The Company formed CenterState Banks of Florida Statutory Trust I (the “Trust”) for the purpose of issuing trust preferred securities. On September 22, 2003, the Company issued a floating rate corporate debenture in the amount of $10 million. The Trust used the proceeds from the issuance of a trust preferred security to acquire the corporate debenture of the Company. The trust preferred security essentially mirrors the corporate debenture, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the corporate debentue (three month LIBOR plus 305 basis points). The rate is subject to change on a quarterly basis. The rate in effect

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

during the quarter ended December 31, 2004 was 5.025%. The corporate debenture and the trust preferred security each have 30-year lives. The trust preferred security and the corporate debenture are callable by the Company or the Trust, at their respective option after five years, and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. Related loan origination costs of $188 were capitalized and are being amortized to interest expense over a five year period. The Company has treated the trust preferred security as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes.

The Company used a portion of the $10,000 of capital received to pay down a $2,150 short-term borrowing facility. The Company intends to use the remainder to capitalize the future growth of its subsidiary banks.

(9)    Income Taxes

The provision for income taxes at December 31, 2004, 2003 and 2002, consists of the following:

	Current	Deferred	Total
December 31, 2004:
Federal	$1,681	$499	$2,180
State	301	86	387

	$1,982	$585	$2,567

December 31, 2003:
Federal	$1,557	$(249)	$1,308
State	274	(41)	233

	$1,831	$(290)	$1,541

December 31, 2002:
Federal	$1,268	$(41)	$1,227
State	186	(7)	179

	$1,454	$(48)	$1,406

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003, are presented below:

	December 31,
	2004	2003
Deferred tax assets:
Allowance for loan losses	$2,085	$1,732
Deferred loan fees	202	199
Merger cost	50	50
Intangible assets	36	46
Unrealized loss on investment securities available for sale	464	—
Net operating loss carryforward	277	495
Other	—	94

Total deferred tax asset	3,116	2,616

Deferred tax liabilities:
Premises and equipment, due to differences in depreciation methods and useful lives	(630)	(438)
Unrealized gain on investment securities available for sale	—	(12)
Core deposit intangible	(207)	(158)
Like kind exchange	(293)	—
Accretion of discounts on investments	(67)	(16)
Other	(33)	—

Total deferred tax liability	(1,232)	(624)

Net deferred tax asset	$1,884	$1,992

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

A reconciliation between the actual tax expense and the “expected” tax expense (computed by applying the U.S. federal corporate rate of 34 percent to earnings before income taxes) is as follows:

	December 31,
	2004	2003	2002
“Expected” tax expense	$2,360	$1,417	$1,284
Tax exempt interest	(84)	(51)	(28)
State income taxes, net of federal income tax benefits	256	154	118
Merger and other public registration expenses	—	—	(12)
Other, net	35	21	44

	$2,567	$1,541	$1,406

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

(10)    Rent

The following is a schedule of future minimum annual rentals under the noncancellable operating leases of the Company’s facilities:

Year ending December 31,
2005	$340
2006	321
2007	332
2008	290
2009	252

$1,535

Rent expense for the years ended December 31, 2004, 2003 and 2002, was $335, $304 and $195, respectively, and is included in occupancy expense in the accompanying consolidated statements of operations.

(11)    Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents — The carrying amount of cash and cash equivalents approximates fair value due to short-term maturity and market interest rates earned.

Investments — The Company’s investment securities available for sale represents investments in U.S. Treasury securities, U.S. Government agency securities, mortgage backed securities, and municipal securities. The Company’s equity investments at year end represents stock investments in the Federal Reserve Bank, Federal Home Loan Bank and other equity. The stocks are not publicly traded and the carrying amount was used to estimate the fair value. The fair value of the U.S. Treasury securities, U.S. Government agency securities, mortgage backed securities and municipal securities was estimated based on quoted market prices.

Loans — For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for commercial real estate, commercial and consumer loans other than variable rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits — The fair values disclosed for non-interest bearing demand deposits are, by definition, equal to the amount payable on demand (that is their carrying amounts). The carrying amounts of variable rate, money market accounts and fixed term certificates of deposit (CDs) approximate their fair value at the reporting date due to the fact they reprice frequently. Fair values for fixed rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Repurchase agreements — The carrying amount of the repurchase agreements approximate their fair value due to the short-term nature of the agreement and the market interest rates charged.

Corporate debenture — Because it reprices quarterly and has no significant change in credit risk, fair value is based on carrying value.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

The following tables present the carrying amounts and estimated fair values of the Company’s financial instruments.

	December 31, 2004
	Carrying Amount	Fair value
Financial assets:
Cash and cash equivalents	$90,115	$90,115
Investment securities available for sale	191,400	191,400
Loans, less allowance for loan losses of $5,685	435,320	434,565

Financial liabilities:
Deposits:
Without stated maturities	$446,460	$446,460
With stated maturities	213,170	219,647
Securities sold under agreement to repurchase	24,627	24,627
Corporate debenture	10,000	10,000

	December 31, 2003
	Carrying Amount	Fair value
Financial assets:
Cash and cash equivalents	$71,059	$71,059
Investment securities available for sale	95,357	95,357
Loans, less allowance for loan losses of $4,850	409,048	410,078

Financial liabilities:
Deposits:
Without stated maturities	$320,193	$320,193
With stated maturities	218,042	223,982
Securities sold under agreement to repurchase	17,465	17,465
Corporate debenture	10,000	10,000

(12)    Regulatory Capital

The Company and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets. Management believes, as of December 31, 2004, that the Company meets all capital adequacy requirements to which it is subject.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

As of December 31, 2004, the most recent notification from the Office of Comptroller of the Currency and the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

A summary of actual, required, and capital levels necessary to be considered well-capitalized for the Company as of December 31, 2004 and 2003, are presented in the table below.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:
Total capital (to risk weighted assets)	$68,894	14.6%	$37,730	> 8%	$47,163	>10%
Tier 1 capital (to risk weighted assets)	63,209	13.4%	18,865	> 4%	28,298	> 6%
Tier 1 capital (to average assets)	63,209	8.6%	29,404	> 4%	36,755	> 5%

December 31, 2003:
Total capital (to risk weighted assets)	$51,160	12.5%	$32,797	> 8%	$40,997	>10%
Tier 1 capital (to risk weighted assets)	46,310	11.3%	16,399	> 4%	24,598	> 6%
Tier 1 capital (to average assets)	46,310	7.8%	23,616	> 4%	29,520	> 5%

(13)    Dividends

The Company declared and paid cash dividends of $933, $740 and $565 during the years ended December 31, 2004, 2003 and 2002, respectively. Banking regulations limit the amount of dividends that may be paid by the subsidiary banks to the Company without prior approval of the Bank’s regulatory agency. At December 31, 2004 dividends from the subsidiary banks available to be paid to the Company, without prior approval of the Bank’s regulatory agency, was $6,419, subject to the Banks meeting or exceeding regulatory capital requirements.

(14)    Stock Option Plans

The Company has authorized 365,000 common shares for employees of the Company under an incentive stock option and non-statutory stock option plan (the “1999 Plan”). Options are granted at fair market value of the underlying stock at date of grant. Each option expires ten years from the date of grant. Options become 25% vested immediately as of the grant date and will continue to vest at a rate of 25% on each anniversary date thereafter. At December 31, 2004, there were 87,480 shares available for future grants. In addition to the 1999 Plan, the Company has assumed and converted the stock option plans of the four subsidiary Banks consistent with the terms and conditions of their respective merger agreements. These options are all vested and exercisable. At December 31, 2004, they represented exercisable options on 74,063 shares of the Company’s common stock.

In 2004, the Company’s shareholders authorized an Employee Stock Purchase Plan (“ESPP”). The number of shares of common stock for which options may be granted under the ESPP is 200,000, which amount shall be increased on December 31 of each calendar year for an amount equal to 6% of the increase in the outstanding shares of common stock from January 1 of each calendar year (from February 27, 2004 for the 2004 calendar year). During July 2004, the Company granted options on 30,607 shares of common stock pursuant to the ESPP. The options vest at the date of grant. The exercise price is $20.31 per share and the options expire on June 30, 2005.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

A summary of the status of the Company’s stock option plans at December 31, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:

	2004		2003		2002
	Number	Weighted Average Exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Stock Options
Options outstanding, beginning of year	245,086	$14.25	224,657	$13.20	159,036	$11.56
Granted	122,000	$29.98	41,500	$19.25	7,500	$19.62
Exercised	(19,503)	$12.11	(7,421)	$13.85	(7,156)	$5.31
Forfeited	(3,250)	$13.16	(13,650)	$12.38	(5,861)	$7.31
Issued in acquisition of CSB	—	—	—	—	71,138	$14.92

Options outstanding, end of year	344,333	$19.96	245,086	$14.25	224,657	$13.20

Options exerciseable at end of year	232,208	$16.07	185,519	$13.56	160,347	$13.09

Weighted-average fair value of options granted during the year per share	$13.45		$5.59		$5.75

Employee Stock Purchase Plan
Options outstanding, beginning of year	—	—	—	—	—	—
Granted	30,607	$20.31	—	—	—	—
Exercised	(4,203)	$20.31	—	—	—	—

Options outstanding, end of year	26,404	$20.31	—	—	—	—

Options exerciseable at end of year	26,404	$20.31	—	—	—	—

Weighted-average fair value of options granted during the year per share	$4.97		—		—

Under the fair value method, stock option expense is measured on the date of grant using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective assumptions, including expected stock price volatility, which when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The Company used the following variables: ten year U.S. government treasury rates for the risk free rate at the date of grant; dividend yield was calculated by dividing the dividend paid during the year of grant by the fair value of the underlying stock as of the grant date; expected volatility was calculated as of the grant date, ranging from approximately 20.3 through 31.5; and an expected life of 10 years.

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of exercise prices	Number outstanding at December 31, 2004	Weighted Remaining Contractual Life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price at December 31, 2004
$7.25 – $10.88	11,939	25 months	$8.36	11,939	$8.36
$10.89 – $16.34	163,394	71 months	$13.54	163,394	$13.54
$16.35 – $24.53	59,000	101 months	$19.48	29,375	$19.28
$24.54 – $31.00	110,000	119 months	$31.00	27,500	$31.00

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

(15)    Employee Benefit Plan

Substantially all of the subsidiary banks employees are covered under the Company’s 401(k) compensation and incentive plan. Employees are eligible to participate in the plan after completing six months of continuous employment. The Company contributes an amount equal to a certain percentage of the employees’ contributions based on the discretion of the Board of Directors. In addition, the Company may also make additional contributions to the plan each year, subject to profitability and other factors, and based solely on the discretion of the Board of Directors. For the years ended December 31, 2004, 2003 and 2002, the Company’s contributions to the plan were $470, $378 and $261, respectively, which are included in salary and benefits on the statement of operations.

(16)    Parent Company Only Financial Statements

Condensed financial statements of CenterState Banks of Florida, Inc. (parent company only) follow:

Condensed Balance Sheet

December 31, 2004 and 2003

	2004	2003
Assets:
Cash and due from banks	$10,602	$4,545
Investment in wholly-owned bank subsidiaries	56,405	47,181
Investments	400	100
Prepaid expenses and other assets	626	327

Total assets	$68,033	$52,153

Liabilities:
Accounts payable and accrued expenses	369	125
Amount payable to shareholders	—	65
Corporate debenture	10,000	10,000

Total liabilities	10,369	10,190

Shareholders’ Equity:
Common stock	41	34
Additional paid-in capital	39,545	26,500
Retained earnings	18,849	15,409
Accumulated other comprehensive (loss) income	(771)	20

Total shareholders’ equity	57,664	41,963

Total liabilities and shareholders’ equity	$68,033	$52,153

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

Condensed Statements of Operations

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Other income	$8	$—	$8
Interest expense	496	144	—
Operating expenses	1,174	725	631

Loss before equity in net earnings of subsidiaries	(1,662)	(869)	(623)

Equity in net earnings of subsidiaries (net of income tax expense of $3,187, $1,865 and $1,635 at December 31, 2004, 2003 and 2002, respectively)	5,415	3,171	2,763

Net income before income tax benefit	3,753	2,302	2,140
Income tax benefit	(620)	(324)	(229)

Net income	$4,373	$2,626	$2,369

Condensed Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income	$4,373	$2,626	$2,369
Tax deduction in excess of book deduction on options exercised	33	—	10
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net earnings of subsidiaries	(5,415)	(3,171)	(2,763)
Increase (decrease) in payables and accrued expenses	244	(194)	145
(Increase) decrease in other assets	(299)	(240)	39

Net cash flows used in operating activities	(1,064)	(979)	(200)

Cash flows from investing activities:
Merger transaction cost	—	—	(120)
Cash payments for fractional shares	—	(5)	—
Cash payments to CSB shareholders	(65)	(2,335)	—
Purchase of equity investment, available for sale portfolio	—	(100)	—
Purchase of CD investment, available for sale portfolio	(300)	—	—
Investment in subsidiaries	(4,600)	(5,200)	—
Dividend received from subsidiaries	—	3,188	1,155

Net cash flows (used in) provided by investing activities	(4,965)	(4,452)	1,035

Cash flows from financing activities:
Stock options exercised	321	102	38
Dividends paid to shareholders	(933)	(740)	(565)
Corporate debenture	—	10,000	—
Shareholder rights offering (net of cost)	12,698	—	—

Net cash flows provided by (used in) financing activities	12,086	9,362	(527)

Net increase in cash and cash equivalents	6,057	3,931	308
Cash and cash equivalents at beginning of year	4,545	614	306

Cash and cash equivalents at end of year	$10,602	$4,545	$614

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

Condensed Statements of Cash Flows — continued

	2004	2003	2002
Supplemental disclosure of noncash activities:
Market value adjustment — investment securities available for sale:
Market value adjustment — investment securities	$(1,267)	$(476)	$(327)
Deferred income tax asset	476	174	129

Unrealized loss on investment securities available for sale, net	$(791)	$(302)	$(198)

Issuance of common stock for net assets of bank subsidiaries	$—	$—	$10,544

Acquisition of CSB purchase price adjustment	$—	$362	$—

(17)    Credit Commitments

The Company has outstanding at any time a significant number of commitments to extend credit. These arrangements are subject to strict credit control assessments and each customer’s credit worthiness is evaluated on a case-by-case basis. A summary of commitments to extend credit and standby letters of credit written at December 31, 2004 and 2003, are as follows:

	December 31,
	2004	2003
Standby letters of credit	$2,573	$1,617
Available lines of credit	78,548	59,188
Unfunded loan commitments — fixed	15,351	6,226
Unfunded loan commitments — variable	12,821	9,556

Because many commitments expire without being funded in whole or part, the contract amounts are not estimates of future cash flows.

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that the collateral or other security is of no value.

The Company’s policy is to require customers to provide collateral prior to the disbursement of approved loans. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, real estate and income providing commercial properties.

Standby letters of credit are contractual commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Outstanding commitments are deemed to approximate fair value due to the variable nature of the interest rates involved and the short-term nature of the commitments.

CENTERSTATE BANKS OF FLORIDA, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(amounts are in thousands of dollars, except per share data)

December 31, 2004 and 2003

(18)    Concentrations of Credit Risk

Most of the Company’s business activity is with customers located within Osceola, Orange, Pasco, Hernando, Citrus and Polk Counties of the State of Florida and portions of adjacent counties. The majority of commercial and mortgage loans are granted to customers residing in these areas. Generally, commercial loans are secured by real estate, and mortgage loans are secured by either first or second mortgages on residential or commercial property. As of December 31, 2004, substantially all of the Company’s loan portfolio was secured. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon the economy of Osceola, Orange, Pasco, Hernando, Citrus and Polk Counties and portions of adjacent counties. The Company does not have significant exposure to any individual customer or counterparty.

(19)    Basic and Diluted Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

	2004	2003	2002
Numerator for basic and diluted earnings per share:
Net income	$4,373	$2,626	$2,369

Denominator:
Denominator for basic earnings per share — weighted-average shares	3,750,158	3,364,824	2,823,213
Effect of dilutive securities:
Employee stock options	77,996	63,995	55,557

Denominator for diluted earnings per share — adjusted weighted-average shares	3,828,154	3,428,819	2,878,770

Basic earnings per share	$1.17	$0.78	$0.84
Diluted earnings per share	$1.14	$0.77	$0.82

(20)    Investment in CenterState Home Loans, LLC

The Company acquired a 49% interest in a newly formed joint venture, CenterState Home Loans, LLC, during 2004 for $34. The entity, located in Orlando, Florida, brokers single family home mortgages for a fee. The Company does not assume any interest rate risk, market risk or credit risk. The entity commenced business on December 1, 2004. The investment is carried on the equity method and included in other assets on the Company’s consolidated balance sheet. Income earned from the joint venture is included in other service charges and fees in the Company’s consolidated statement of operations. Summary combined unaudited financial information for the investee company as of and for the period ending December 31, 2004 follows:

2004
Cash	$92

Total assets	$92

Stockholders’ equity	$92

Total liabilities and stockholders’ equity	$92

Revenues	$65

Net income	$22

1,000,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

SunTrust Robinson Humphrey

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

SEC Registration Fee	$5,097
NASD Filing Fee	7,500
Transfer Agent and Registration Fees	25,000
Printing and Engraving Expenses	50,000
Accounting Fees and Expenses	40,000
Legal Fees and Expenses	100,000
Blue Sky Fees and Expenses	10,000
Miscellaneous	62,403

Total	$300,000

Item 15.    Indemnification of Directors and Officers

Section 607.0850 of the Florida Business Corporation Act grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual’s actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (ii) a transaction from which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

Section 607.0850 further provides that unless the corporation’s articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (i) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (ii) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (iii) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

Article VI of the Company’s Bylaws provide for indemnification of the Company’s officers and directors and advancement of expenses. The text of the indemnification provisions contained in the Company’s Bylaws is set forth in Exhibit 3.2, to this Registration Statement. Among other things, indemnification is granted to each person who is or was a director, officer or employee of the Company and each person who is or was serving at the request of the Company as a director, officer or employee of another corporation to the full extent authorized by law. Article VI of the Company’s Bylaws also sets forth certain conditions in connection with any advancement of expenses and provision by the Company of any other indemnification rights and remedies. The Company also is authorized to purchase insurance on behalf of any person against liability asserted whether or not the Company would have the power to indemnify such person under the Bylaws. Pursuant to such authority, the Company has purchased directors and officers liability insurance although there is no assurance that the Company will maintain such insurance or, if so, the amount of insurance that it will so maintain.

Pursuant to the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to Article VI of the Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 16.    Exhibits

(a)	Exhibit Number	Description of Exhibit
	1.1 —	Form of Underwriting Agreement*

	3.1 —	Articles of Incorporation *

	3.2 —	Bylaws *

	4.1 —	Specimen Common Stock Certificate *

	5.1 —	Form of Legal Opinion of Smith Mackinnon, PA with respect to the legality of the Common Stock to be issued*

	10.1 —	Change in Control Guidelines

	23.1 —	Consent of KPMG LLP

	23.2 —	Consent of Smith Mackinnon, PA (included in Exhibit 5.1)*

	24.1 —	Power of Attorney (contained on the signature page of the Registration Statement)*

*	Previously filed by the Company as Exhibits.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed in its behalf by the undersigned, thereunto duly authorized, in Winter Haven, Florida, on June 6, 2005.

CENTERSTATE BANKS OF FLORIDA, INC.

/s/ ERNEST S. PINNER
Ernest S. Pinner
Chairman of the Board
President and Chief Executive Officer

/s/ JAMES J. ANTAL
James J. Antal
Senior Vice President and Chief Financial Officer
(Principal financial officer and principal accounting officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ernest S. Pinner and James J. Antal, for himself and not for one another, and each and either of them and his substitutes, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this Registration Statement, including post-effective amendments and to any related registration statement filed under Rule 462(b), and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on June 6, 2005.

Signature	Title
/S/ ERNEST S. PINNER Ernest S. Pinner	Chairman of the Board President and Chief Executive Officer

/S/ JAMES H. WHITE James H. White	Director

/S/ JAMES H. BINGHAM James H. Bingham	Director

/S/ TERRY W. DONLEY Terry W. Donley	Director

/S/ BRYAN W. JUDGE Bryan W. Judge	Director

/S/ LAWRENCE W. MAXWELL Lawrence W. Maxwell	Director

Signature	Title
/S/ GEORGE TIERSO NUNEZ II George Tierso Nunez II	Director

/S/ THOMAS E. OAKLEY Thomas E. Oakley	Director

/S/ J. THOMAS ROCKER J. Thomas Rocker	Director

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

10.1 —	Change in Control Guidelines

23.1 —	Consent of KPMG LLP